CONFIDENTIAL TREATMENT REQUESTED BY ALE GROUP HOLDING LIMITED.

As confidentially submitted to the Securities and Exchange Commission on May 6, 2020

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALE GROUP HOLDING LIMITED

(Exact name of registrant as specified in its charter)

British Virgin Islands	8742	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong

(+852) 3620 2688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hunter Taubman Fischer & Li LLC
1450 Broadway, 26th Floor
New York, NY 10018
(917) 512-0827

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, NY 10018 (212) 530-2208

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(2)
Ordinary Shares, par value $1.00 per share (3)	—	—	$	[●]	$	[●]
Ordinary Shares, par value $1.00 per share (4)	—	—	$	[●]	$	[●]
Total	—	—	$	[●]	$	[●]

(1)	There is no current market for the securities or price at which the shares are being offered. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Calculated pursuant to Rule 457(a) under the Securities Act, based on an estimate of the proposed maximum aggregate offering price.
(3)	Pursuant to Rule 416 under the Securities Act, we are also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.
(4)	Reflects the resale by the selling shareholders set forth herein of up to [ ] Ordinary Shares.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

CONFIDENTIAL TREATMENT REQUESTED BY ALE GROUP HOLDING LIMITED

As confidentially submitted to the Securities and Exchange Commission on May 6, 2020

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED MAY 6, 2020

Representing [●] Ordinary Shares Offered by the Registrant

and [●] Ordinary Shares Offered by the Selling Shareholders

ALE GROUP HOLDING LIMITED

This is the self-underwritten public offering of ordinary shares of ALE Group Holding Limited (the “Company” or “ALE”, “we”, “us”), par value $1.00 per share (“Ordinary Shares”) and a selling shareholders named herein is offering [       ] Ordinary Shares. We may offer and sell (the “Offering”) from time to time up to [       ] Ordinary Shares (the “Shares”) at a fixed price of $[       ] per share (the “Offering Price”). There is no minimum number of Shares that must be sold by us for the offering to proceed, and we will retain the proceeds from the sale of any of the offered Shares. We will not receive any proceeds from the sale of shares by the selling shareholders.

Prior to this Offering, there has been no public market for Ordinary Shares. We plan to apply to list our Ordinary Shares on the OTCQB Market. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed. The selling shareholders agreed not to offer or sell the resale shares until after the closing of the primary offering and listing of the Ordinary Shares on OTCQB Market, at which time the selling shareholders will be able sell at prevailing market prices or privately negotiated prices.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 8 of this prospectus to read about factors you should consider before buying our Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary— “Implications of Our Being An Emerging Growth Company” on pages 8 and 3, respectively.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The offering is being conducted on a self-underwritten, best efforts basis, which means our management and/or controlling shareholder will attempt to sell the Shares pursuant to this prospectus directly to the public, with no commission or other remuneration payable to them for any Shares they may sell. In offering the Shares on our behalf, management and/or controlling shareholder will rely on the safe harbor from broker-dealer registration set forth in Rule 3a4-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The Shares will be offered at a fixed price of $[       ] per share for a period of [●] days from the effective date of this prospectus. The Offering shall terminate on the earlier of (i) the date when we decide to do so until [       ] days from the effective date of this prospectus, or (ii) when the Offering is fully subscribed for.

	Per Share		Total
Public offering price	$		$
Underwriter discount		Not Applicable		Not Applicable
Proceeds to us, before expenses	$		$
Proceeds to selling shareholders, before expenses	$		$

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Prospectus dated [●], 2020

We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about us that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, our Ordinary Shares only in jurisdictions where offers and sales are permitted.

The information in this preliminary prospectus is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in our proposed offering, and only the preliminary prospectus issued on [       ], 2020, is authorized by us to be used in connection with our proposed offering. The preliminary prospectus will only be distributed by us and no other person has been authorized by us to use this document to offer or sell any of our securities.

i

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“we”, “us”, the “Company” or “ALE” are to ALE Group Holding Limited, a British Virgin Islands company and its subsidiaries;

●	“BVI Sub” refers to ALE (BVI) Limited, a British Virgin Islands company incorporated on February 20, 2020 and a wholly-owned subsidiary of the Company;

●	“ALECS” refers to ALE Corporate Services Ltd, a Hong Kong Company incorporated on June 30, 2014 and a wholly-owned subsidiary of BVI Sub;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“BVI” are to the “British Virgin Islands”;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“HKD” or “HK Dollar” refers to the legal currency of Hong Kong

●	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	“shares” or “Ordinary Shares” are to the ordinary shares of ALE Group Holding Limited, par value $1.00 per share.

Our business is conducted in Hong Kong through our Hong Kong subsidiary ALECS, using Hong Kong dollars, the currency of Hong Kong. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy our Ordinary Shares.

BUSINESS

We provide accounting and corporate consulting services to small and medium-sized businesses. Our services include financial reporting, corporate secretarial services, tax filing services and internal control reporting. Our business is operated through our wholly-owned subsidiary ALE Corporate Services Ltd, a Hong Kong Company incorporated on June 30, 2014 (“ALECS”). Our goal is to become a one-stop solution for all the accounting, corporate consulting, taxation and secretarial needs of small and medium enterprises operating in Asia and the United States. We believe that the following competitive advantages enable us to capture opportunities in the financial service industry and differentiate us from our competitors:

●	Experienced and Highly Qualified Team. We plan to build a selective and highly-qualified professional service team with extensive experience in banking, accounting, tax and company secretarial services. The majority of the members of our management team are Chartered Accountants with solid experience in accounting and corporate consultancy. We highly value members of our qualified professional team and are constantly looking to hire new talent.

●	Recognition and Reputation. Many of our current and former clients have achieved their business objectives as a result of our services. We believe our industry reputation will be a major drive for the continued growth for our Company.

●	Cooperation and Relationships with Local Chamber of Commerce and Associations. Over the past few years we have established strong relationships with the relevant local government associations. We have intimate knowledge for how these governmental systems operate, which provides for a seamless working relationship with the relevant regulatory agencies and minimal regulatory issues during the process.

●	Long Term Cooperation Relationship with Third Party Professional Providers. Over the past few years, we have developed key third-party relationships with world-renown professionals in Asia and the United States, including those with deep industry experience in financial reporting, banking and financing. We believe this reflects both on our credibility and our commitment towards providing quality services to our clients. During the six years of our operation, we frequently work with Hong Kong sponsors for listing, auditors, commercial bankers and private bankers and other professionals in the corporate and finance industry on projects. Many of our new clients were generated through referrals from these third-party professional providers that we work with. These professional recognition of our services and referrals reflects our credibility and commitment toward providing quality services to our clients. In the event our clients need auditing, banking or other professional services, we have a reliable pool of candidates to recommend.

Corporate History and Reorganization

We began our operations in Hong Kong through ALECS, which was incorporated on June 30, 2014. We were incorporated on January 22, 2020 under the BVI law. On February 20, 2020, we incorporated our wholly owned subsidiary ALE (BVI) Limited (“BVI Sub”) under the BVI law. BVI Sub acquired all the equity interest of ALECS from the ALECS equity holders via certain share exchange agreement on March 10, 2020. We acquired all the equity interests of BVI Sub via certain share exchange agreement on March 11, 2020.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

Our Corporate Information

Our principal executive offices are located at Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong, and our telephone number is (+852) 3620 2688. Our registered office in the British Virgin Islands is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola. We maintain a website at www.alecs.com.hk.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our independent registered accounting firm on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Ordinary Shares offered by us	Up to [●] Ordinary Shares

Ordinary Shares offered by the Selling shareholders	Up to [●] Ordinary Shares

Price per Ordinary Share	[●]

Duration of the Offering:	Up to 180 days from effectiveness of this registration statement

Ordinary Shares outstanding prior to completion of this offering	[●] Ordinary Shares

Ordinary Shares outstanding immediately after this offering	[●] Ordinary Shares

OTCQB Symbol	[●]

Transfer Agent	[●]

Use of proceeds	We intend to use the proceeds from this offering to for working capital and general corporate purposes, including the expansion of our business. See “Use of Proceeds” for more information

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 8 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statement of operations for the years ended March 31, 2018 and 2019 and for the six months ended September 30, 2018 and 2019 and the summary consolidated balance sheet as of March 31, 2018 and 2019 and September 30, 2019 have been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations for the years ended March 31, 2018 and 2019:

	For the years ended March 31,
	2018	2019	2019
	HKD	HKD	US$
Revenues
Accounting and corporate consultancy services	3,790,494	2,569,940	327,389
Taxation services	350,244	380,100	48,422
Company secretarial services	1,605,321	1,688,099	215,050
Total revenues	5,746,059	4,638,139	590,861
Operating expenses
Direct cost of revenue	2,853,945	1,064,856	135,654
Selling and marketing expenses	541,868	54,267	6,913
General and administrative expenses	3,671,289	1,846,182	235,188
Total operating expenses	7,067,102	2,965,305	377,755

(Loss) income from operations	(1,321,043)	1,672,834	213,106

Other income (expenses)
Interest expense	(8,056)	(5,170)	(659)
Other income	26,221	3,406	433
Total other income (expenses), net	18,165	(1,764)	(226)
(Loss) income before income tax	(1,302,878)	1,671,070	212,880

Income tax (benefit) expense
Current	87,701	168,185	21,425
Deferred	(245,209)	(81,953)	(10,440)
Total income tax (benefit) expense	(157,508)	86,232	10,985
Net (loss) income	(1,145,370)	1,584,838	201,895

Weighted average number of ordinary shares
Basic and diluted	10,000	10,000	10,000

Earnings (loss) per share
Basic and diluted	(114.54)	158.48	20.19

The following table presents our summary consolidated balance sheets data as of March 31, 2018 and 2019.

	As of March 31,
	2018	2019	2019
	HKD	HKD	US$
Summary Consolidated Balance Sheet Data
Cash and cash equivalents	793,740	2,933,547	373,710
Total current assets	5,276,086	6,243,438	795,363
Total non-current assets	1,447,913	596,740	76,020
Total assets	6,723,999	6,840,178	871,383
Total current liabilities	2,871,550	1,522,003	193,890
Total other liabilities	133,606	14,494	1,846
Total liabilities	3,005,156	1,536,497	195,736
Total stockholders’ equity	3,718,843	5,303,681	675,647

The following table presents our summary consolidated statements of operations for the six months ended September 30, 2018 and 2019:

	For the six months ended September 30,
	2018	2019	2019
	HKD	HKD	US$
Revenues
Accounting and corporate consultancy services	1,053,940	4,698,320	599,267
Taxation services	264,600	194,900	24,859
Company secretarial services	829,456	855,902	109,170
Total revenues	2,147,996	5,749,122	733,296
Operating expenses
Direct cost of revenues	281,991	1,142,833	145,768
Selling and marketing expenses	22,219	197,661	25,211
General and administrative expenses	1,411,423	1,121,647	143,065
Total operating expenses	1,715,633	2,462,141	314,044

Income from operations	432,363	3,286,981	419,252

Other income (expenses)
Interest expense	(2,952)	(1,470)	(187)
Other income	351	1,753	224
Total other (expenses) income, net	(2,601)	283	37
Income before income tax	429,762	3,287,264	419,289

Income tax (benefit) expense
Current	84,575	545,949	69,636
Deferred	(111,815)	(55,279)	(7,051)
Total income tax (benefit) expense	(27,240)	490,670	62,585
Net income	457,002	2,796,594	356,704

Weighted average number of ordinary shares
Basic and diluted	10,000	10,000	10,000

Earnings per share
Basic and diluted	45.70	279.66	35.67

The following table presents our summary consolidated balance sheets data as of March 31, 2019 and September 30, 2019:

	March 31,	September 30,
	2019	2019	2019
	HKD	HKD	US$
Cash and cash equivalents	2,933,547	1,961,886	250,237
Total current assets	6,243,438	7,583,822	967,311
Total non-current assets	596,740	635,034	80,998
Total assets	6,840,178	8,218,856	1,048,309
Total current liabilities	1,522,003	1,818,581	231,959
Total other liabilities	14,494	-	-
Total liabilities	1,536,497	1,818,581	231,959
Total stockholders’ equity	5,303,681	6,400,275	816,350

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

Different factors outside of our control could affect demand for a segment’s practices and our services. These include:

●	fluctuations in U.S. and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

●	level of leverage incurred by countries or businesses;

●	M&A activity;

●	frequency and complexity of significant commercial litigation;

●	overexpansion by businesses causing financial difficulties;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed M&A transactions;

●	other economic, geographic or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business or the business of any particular segment. Fluctuations, changes and disruptions in financial, credit, M&A and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on one or more of our segments or service, practice or industry offerings.

Our revenues, operating income and cash flows are likely to fluctuate.

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) the utilization of revenue-generating professionals, including the ability to adjust staffing levels up or down to accommodate the business and prospects of the applicable segment and practice; (iv) the time it takes before a new hire becomes profitable; (v) the geographic locations of our clients or the locations where services are rendered; (vi) billing rates and fee arrangements, including  the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vii) the length of billing and collection cycles and changes in amounts that may become uncollectible; (viii) changes in the frequency and complexity of government regulatory and enforcement activities; (ix) business and asset acquisitions; (x) fluctuations in the exchange rates of various currencies against the U.S. dollar; and (xi) economic factors beyond our control.

The results of different segments and practices may be affected differently by the above factors. Certain of our practices, particularly our taxation and accounting practices, tend to experience their fluctuations subject to regulatory enforcement or tax compliance requirements. The positive effects of certain events or factors on certain segments and practices may not be sufficient to overcome the negative effects of those same events or factors on other parts of our business. In addition, our mix of practice offerings adds complexity to the task of predicting revenues and results of operations and managing our staffing levels and expenditures across changing business cycles and economic environments.

Our results are subject to seasonal and other similar factors. While we assess our annual guidance at the end of each quarter and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results and has been updated to take account of partial-year results.

If we do not effectively manage the utilization of our professionals or billable rates, our financial results could decline.

Our failure to manage the utilization of our professionals, or maintain or increase the hourly rates we charge our clients for our services, could result in adverse consequences, such as non- or lower-revenue-generating professionals, increased employee turnover, fixed compensation expenses in periods of declining revenues, the inability to appropriately staff engagements (including adding or reducing staff during periods of increased or decreased demand for our services), or special charges associated with reductions in staff or operations. Reductions in workforce or increases of billable rates will not necessarily lead to savings. In such events, our financial results may decline or be adversely impacted. A number of factors affect the utilization of our professionals. Some of these factors we cannot predict with certainty, including general economic and financial market conditions; the complexity, number, type, size and timing of client engagements; the level of demand for our services; appropriate professional staffing levels, in light of changing client demands and market conditions; utilization of professionals across segments and geographic regions; competition; and acquisitions. In addition, our global expansion into or within locations where we are not well-known or where demand for our services is not well-developed could also contribute to low or lower utilization rates in certain locations.

Segments may enter into engagements such as fixed fee and time and materials with caps. Failure to effectively manage professional hours and other aspects of alternative fee engagements may result in the costs of providing such services exceeding the fees collected by the Company. Failure to successfully complete or reach milestones with respect to contingent fee or success fee assignments may also lead to lower revenues or the costs of providing services under those types of arrangements may exceed the fees collected by the Company.

Our segments may face risks of fee non-payment, clients may seek to renegotiate existing fees and contract arrangements, and clients may not accept billable rate or price increases, which could result in loss of clients, fee write-offs, reduced revenues and less profitable business.

In some cases, our segments are engaged by certain clients who are experiencing or anticipate experiencing financial distress or are facing complex challenges, are engaged in litigation or regulatory or judicial proceedings, or are facing foreclosure of collateral or liquidation of assets. This may be true in light of general economic conditions; lingering effects of past economic slowdowns or recession; or business- or operations-specific reasons. Such clients may not have sufficient funds to continue operations or to pay for our services. We do not always receive retainers before we begin performing services on a client’s behalf in connection with a significant number of engagements in our segments. In the cases where we have received retainers, we cannot assure the retainers will adequately cover our fees for the services we perform on behalf of these clients.

We may receive requests to discount our fees or to negotiate lower rates for our services and to agree to contract terms relative to the scope of services and other terms that may limit the size of an engagement or our ability to pass through costs. We consider these requests on a case-by-case basis. We routinely receive these types of requests and expect this to continue in the future. In addition, our clients and prospective clients may not accept rate increases that we put into effect or plan to implement in the future. Fee discounts, pressure not to increase or even decrease our rates, and less advantageous contract terms could result in the loss of clients, lower revenues and operating income, higher costs and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on our results of operations. There is no assurance that significant client engagements will be renewed or replaced in a timely manner or at all, or that they will generate the same volume of work or revenues or be as profitable as past engagements.

Certain of our clients prefer fixed and other alternative fee arrangements that place revenue ceilings or other limitations on our fee structure or may shift more of our revenue-generating potential to back-end contingent and success fee arrangements. With respect to such alternative fee arrangements, we may discount our rates initially, which could mean that the cost of providing services exceeds the fees collected by the Company during all or a portion of the term of the engagement. In such cases, the Company’s failure to manage the engagement efficiently or collect the success or performance fees could expose the Company to a greater risk of loss on such engagement than other fee arrangements or may cause variations in the Company’s revenues and operating results due to the timing of achievement of the performance-based criteria, if achieved at all. A segment’s ability to service clients with these fee arrangements at a cost that does not directly correlate to time and materials may negatively impact or result in a loss of the profitability of such engagements, adversely affecting the financial results of the segment.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth of our different segments, practices or services, including periods of rapid or declining growth. Periods of rapid expansion may strain our management team or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth through acquisitions and the integration of the companies and assets we acquire or that they will result in the financial, operational and other benefits that we anticipate. Some acquisitions may not be immediately accretive to earnings, and some expansion may result in significant expenditures.

In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that the Company could experience from losing valued professionals and their industry expertise and clients.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of our current or potential clients, is critical to our business. Our reputation and brand is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We may be subject to lawsuits and other claims in the ordinary course of our business. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We anticipate significant continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein.

We operate in a heavily-regulated industry which requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our customers include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with laws and regulations which we believe are not required or applicable to our business activities. If we fail to comply with the regulatory requirements, we may encounter the risk of being disqualified for our existing businesses or being rejected for renewal of our qualifications upon expiry by the regulatory authorities as well as other penalties, fines or sanctions. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in customer usage patterns, technological failures, changes to our systems, linkages with third-party systems and power failures. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events.

It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle customer transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and customer confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Increases in labor costs in the Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

We do not have any business insurance coverage.

Currently, while we do maintain worker’s injury insurance, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders

Mr. Poon Tak Ching Anthony, our Chief Executive Officer, is currently the beneficial owner of 4,250 Ordinary Shares or 42.5% of our outstanding shares, which are directly held by APTC Holdings Limited, an entity 100% owned by Mr. Poon. Mr. Poon will own more than [●]% of our Ordinary Shares following the offering. Mr. Yip Wai Man Raymond, our Chief Financial Officer and Director, is currently the beneficial owner of 4,250 Ordinary Shares or 42.5% of our outstanding shares, which are directly held by Wing Sang Holdings Limited, an entity 100% owned by Mr. Yip. Mr. Yip will own more than [●]% of our Ordinary Shares following the offering. As a result, Mr. Poon and Mr. Yip will be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased Ordinary Shares in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Ordinary Shares.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus (COVID-19).

An outbreak of respiratory illness caused by the novel coronavirus, commonly referred as “COVID-19” emerged in late 2019 and has spread globally. The COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the COVID-19 outbreak as a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern the organization had declared on January 30, 2020.

Our clients as well as revenues generation are mainly from China (including Hong Kong). The epidemic has resulted in lockdown of cities, travel restrictions, and the temporary closure of stores and facilities in China during the past few months. The negative impacts of the COVID-19 outbreak on our business include:

●	The uncertain economic conditions may refrain clients from engaging our corporate services (including accounting and consulting services or even company secretarial services).

●	Quarantines impeded our ability to contact existing and new clients. Travel restrictions limited other parties’ ability to visit and meet us in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new clients.

●	The operations of our clients have been and could continue to be negatively impacted by the epidemic, which may in turn adversely impact their business performance, and result in a decreased demand for our all line of services.

The above adverse impacts might be mitigated, as quarantines across China have been largely lifted as of late March and the Chinese government has rolled out an array of favorable fiscal measures. We are unable to accurately predict the impact that the COVID-19 will have due to various uncertainties, including the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak globally, and effectiveness of the actions that may be taken by governmental authorities.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in Hong Kong. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and our stock price. Although substantially all of our operations are based in Hong Kong, significant portion of our clients are based in mainland China. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

Risks Related to Our People

Our failure to recruit and retain qualified professionals could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth.

We deliver sophisticated professional services to our clients. Our success is dependent, in large part, on our ability to keep our supply of skills and resources in balance with client demand around the world. To attract and retain clients, we need to demonstrate professional acumen and build trust and strong relationships. Our professionals have highly specialized skills. They also develop strong bonds with the clients they serve. Our continued success depends upon our ability to attract and retain professionals who have expertise, a good reputation and client relationships critical to maintaining and developing our business. We face intense competition in recruiting and retaining highly qualified professionals to drive our organic growth and support expansion of our services and geographic footprint. We cannot assure that we will be able to attract or retain qualified professionals to maintain or expand our business. If we are unable to successfully integrate, motivate and retain qualified professionals, our ability to continue to secure work in may suffer. Moreover, competition has caused our costs of retaining and hiring qualified professionals to increase, a trend that could continue and could adversely affect our operating margins and financial results.

Despite fixed terms or renewal provisions, we could face retention issues during and at the end of the terms of those agreements and large compensation expenses to secure extensions. There is no assurance we will enter into new or extend employment agreements with our professionals. We monitor contract expirations carefully to commence dialogues with professionals regarding their employment in advance of the actual contract expiration dates. Our goal is to renew employment agreements when advisable and to stagger the expirations of the agreements if possible. Because of the concentration of contract expirations in certain years, we may experience high turnover or other adverse consequences, such as higher costs, loss of clients and engagements or difficulty in staffing engagements, if we are unable to renegotiate employment arrangements or the costs of retaining qualified professionals become too high. The implementation of new compensation arrangements may result in the concentration of potential turnover in future years.

Headcount reductions to manage costs during periods of reduced demand for our services could have negative impacts on our business over the longer term.

Our people are our primary assets and account for the majority of our expenses. During periods of reduced demand for our services, or in response to unfavorable changes in market or industry conditions, we may seek to align our cost structure more closely with our revenues and increase our utilization rates by reducing headcount and eliminating or consolidating underused locations in affected business segments or practices. Following such actions, in response to subsequent increases in demand for our services, including as a result of favorable changes in market or industry conditions, we may need to hire, train and integrate additional qualified and skilled personnel and may be unable to do so to meet our needs or our clients’ demands on a timely basis. If we are unable to manage staffing levels on a timely basis in light of changing opportunities or conditions, our ability to accept or service business opportunities and client engagements, take advantage of positive market and industry developments, and realize future growth could be negatively affected, which could negatively impact our revenues and profitability. In addition, while increased utilization resulting from headcount reductions may enhance our profitability in the near term, it could negatively affect our business over the longer term by limiting the time our professionals have to seek out and cultivate new client relationships and win new projects.

We rely heavily on our executive officers and the heads of our operating segments and industry leaders for the success of our business.

We rely heavily on our executive officers and the heads of our operating segments, regional locations and industries to manage our operations. Given the highly specialized nature of our services and the scale of our operations, our executive officers and the heads of our operating segments and industry and regional leaders must have a thorough understanding of our service offerings, as well as the skills and experience necessary to manage a large organization in diverse geographic locations. We are unable to predict with certainty the impact that leadership transitions may have on our business operations, prospects, financial results, client relationships, or employee retention or morale.

Professionals may leave our Company to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

Our professionals typically have close relationships with the clients they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our professionals pursuing independent business opportunities or joining our competitors should be considered low. Although our clients generally contract for services with us as a company, and not with an individual professional, in the event that a professional leaves, such clients may decide that they prefer to continue working with a specific professional rather than with our Company. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or client, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

Risks Related to Our Client Relationships

If we are unable to accept client engagements due to real or perceived relationship issues, our revenues, growth, client engagements and prospects may be negatively affected.

Our inability to accept engagements from existing or prospective clients, represent multiple clients in connection with the same or competitive engagements, or any requirement that we resign from a client engagement may negatively impact our revenues, growth and financial results. While we follow internal practices to assess real and potential issues in the relationships between and among our clients, engagements, segments, practices and professionals, such concerns cannot always be avoided. For example, we generally will not represent parties adverse to each other in the same matter. Acquisitions may require us to resign from a client engagement because of relationship issues that are not currently identifiable. In addition, businesses that we acquire or employees who join us may not be free to accept engagements they could have accepted prior to our acquisition or hire because of relationship issues.

Claims involving our services could harm our overall professional reputation and our ability to compete and attract business or hire or retain qualified professionals.

Our engagements involve matters that may result in a severe impact on a client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. Our ability to attract new clients and generate new and repeat engagements or hire professionals depends upon our ability to maintain a high degree of client satisfaction, as well as our reputation among industry professionals. As a result, any claims against us involving the quality of our services may be more damaging than similar claims against businesses in other industries.

We may incur significant costs and may lose engagements as a result of claims by our clients regarding our services.

Many of our engagements involve complex analysis and the exercise of professional judgment, including litigation and governmental investigatory matters where we act as experts. Therefore, we are subject to the risk of professional and other liabilities. Damages and/or expenses resulting from any successful claim against us, for indemnity or otherwise, in excess of the amount of insurance coverage will be borne directly by us and could harm our profitability and financial resources. Any claim by a client or third party against us could expose us to reputational issues that adversely affect our ability to attract new or maintain existing engagements or clients or qualified professionals or other employees, consultants or contractors.

We may not have, or may choose not to pursue, legal remedies against clients that terminate their engagements.

The engagement letters that we typically have with clients do not obligate them to continue to use our services and permit them to terminate the engagement without penalty at any time. Even if the termination of an ongoing engagement by a client could constitute a breach of the client’s engagement agreement, we may decide that preserving the overall client relationship is more important than seeking damages for the breach and, for that or other reasons, decide not to pursue any legal remedies against a client, even though such remedies may be available to us. We make the determination whether to pursue any legal actions against a client on a case-by-case basis.

Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

The Company’s own confidential and proprietary information and that of our clients could be compromised, whether intentionally or unintentionally, by our employees, consultants or vendors. A compromise of the security of our information technology systems leading to theft or misuse of our own or our clients’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of clients. The theft or compromise of our or our clients’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and clients may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

Risks Related to Competition

If we fail to compete effectively, we may miss new business opportunities or lose existing clients, and our revenues and profitability may decline.

The market for some of our consulting services is highly competitive. We do not compete against the same companies across all of our segments, practices, services, industries or geographic regions. Instead, we compete with different companies or businesses of companies depending on the particular nature of a proposed engagement and the types of requested service(s) and the location of the client or delivery of the service(s). Our operations are highly competitive.

Our competitors include large organizations, such as the global accounting firms, global law firms and the large management and financial consulting companies that offer a broad range of consulting services; investment banking firms; IT consulting and software companies, which offer niche services that are the same or similar to services or products offered by one or more of our segments; and small firms and independent contractors that focus on specialized services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs and can compete through lower cost-service offerings.

Since our business depends in large part on professional relationships, our business has low barriers to entry for professionals electing to start their own firms or work independently. In addition, it is relatively easy for professionals to change employers.

If we cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations.

We may face competition from parties who sell us their businesses and from professionals who cease working for us.

In connection with our acquisitions, we generally obtain non-solicitation agreements from the professionals we hire, as well as non-competition agreements from senior managers and professionals. We cannot assure that one or more of the parties from whom we acquire a business or assets, or who do not join us or leave our employment, will not compete with us or solicit our employees or clients in the future. States and foreign jurisdictions may interpret restrictions on competition narrowly and in favor of employees or sellers. Therefore, certain restrictions on competition or solicitation may be unenforceable. In addition, we may not pursue legal remedies if we determine that preserving cooperation and a professional relationship with a former employee or his or her clients, or other concerns, outweighs the benefits of any possible legal recourse or the likelihood of success does not justify the costs of pursuing a legal remedy. Such persons, because they have worked for our Company or a business that we acquire, may be able to compete more effectively with us, or be more successful in soliciting our employees and clients, than unaffiliated third parties.

Risks Related to Our Operations

Our international operations involve special risks.

Our international operations involve financial and business risks that differ from or are in addition to those faced by our U.S. operations, including:

●	cultural and language differences;

●	limited “brand” recognition;

●	different employment laws and rules, employment or service contracts, compensation methods, and social and cultural factors that could result in employee turnover, lower utilization rates, higher costs and cyclical fluctuations in utilization that could adversely affect financial and operating results;

●	foreign currency disruptions and currency fluctuations between the U.S. dollar and foreign currencies that could adversely affect financial and operating results;

●	different legal and regulatory requirements and other barriers to conducting business;

●	greater difficulties in resolving the collection of receivables when legal proceedings are necessary;

●	greater difficulties in managing our non-U.S. operations, including client relationships, in certain locations;

●	disparate systems, policies, procedures and processes;

●	failure to comply with the FCPA and anti-bribery laws of other jurisdictions;

●	higher operating costs;

●	longer sales and/or collections cycles;

●	potential restrictions or adverse tax consequences for the repatriation of foreign earnings, such as trapped foreign losses and importation or withholding taxes;

●	different or less stable political and/or economic environments;

●	conflicts between and among the U.S. and countries in which we conduct business, including those arising from trade disputes or disruptions, the termination or suspension of treaties, or boycotts; and

●	civil disturbances or other catastrophic events that reduce business activity.

If we are not able to quickly adapt to or effectively manage our operations in geographic markets outside the U.S., our business prospects and results of operations could be negatively impacted.

If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed.

We believe that, in addition to relying on word-of-mouth client referral through our excellent services, developing and maintaining awareness of our brand effectively is critical to attracting new clients and retaining existing ones. This depends largely on the effectiveness of our client acquisition strategy, our marketing efforts, our cooperation with our business partners and the success of the channels we use to promote our services. If any of our current client acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new clients in a cost-effective manner or convert potential clients into using our services.

It is likely that our future marketing efforts will require us to incur expenses. These efforts may not result in increased revenues in the immediate future or any increases at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

We may be required to recognize goodwill impairment charges, which could materially affect our financial results.

We assess our goodwill, trade names and other intangible assets, as well as our other long-lived assets as and when required by US GAAP to determine whether they are impaired and, if they are, to record appropriate impairment charges. Factors we consider include significant underperformance relative to expected historical or projected future operating results and significant negative industry or economic trends. We have previously recorded impairment charges to the carrying value of goodwill of certain of our segments, and it is possible that we may be required to record significant impairment charges in the future. Such charges have had and could have an adverse impact on our results of operations.

Risks Related to Acquisitions

We will consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable.

We may have difficulty integrating acquisitions or convincing clients to allow assignment of their engagements to us, which can reduce the benefits we receive from acquisitions.

The process of managing and integrating acquisitions into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the operation, development and organic expansion of our existing operations. To the extent that we misjudge our ability to properly manage and integrate acquisitions, we may have difficulty achieving our operating, strategic and financial objectives.

Acquisitions also may involve a number of special financial, business and operational risks, such as:

●	difficulties in integrating diverse corporate cultures and management styles;

●	disparate policies and practices;

●	client relationship issues;

●	decreased utilization during the integration process;

●	loss of key existing or acquired personnel;

●	increased costs to improve or coordinate managerial, operational, financial and administrative systems;

●	dilutive issuances of equity securities, including convertible debt securities, to finance acquisitions;

●	the assumption of legal liabilities;

●	future earn-out payments or other price adjustments;

●	potential future write-offs relating to the impairment of goodwill or other acquired intangible assets or the revaluation of assets;

●	difficulty or inability to collect receivables; and

●	undisclosed liabilities.

In addition to the integration challenges mentioned above, our acquisitions of non-U.S. companies offer distinct integration challenges relating to foreign laws and governmental regulations, including tax and employee benefit laws, and other factors relating to operating in countries other than the U.S., which we have addressed above in the discussion regarding the difficulties we may face operating globally.

Asset transactions may require us to seek client consents to the assignment of their engagements to us or a subsidiary. All clients may not consent to assignments. In certain cases, such as government contracts and bankruptcy engagements, the consent of clients cannot be solicited until after the acquisition has closed. Further, such engagements may be subject to security clearance requirements or bidding provisions with which we might not be able to comply. There is no assurance that clients of the acquired entity or local, state, federal or foreign governments will agree to novate or assign their contracts to us.

The Company may also hire groups of selected professionals from another company. In such event, there may be restrictions on the ability of the professionals who join the Company to compete and work on client engagements. In addition, the Company may enter into arrangements with the former employers of those professionals regarding limitations on their work until any time restrictions pass. In such circumstances, there is no assurance that the Company will enter into mutually agreeable arrangements with any former employer, and the utilization of such professionals may be limited, and our financial results could be negatively affected until their restrictions end. The Company could also face litigation risks from group hires.

An acquisition may not be accretive in the near term or at all.

Competitive market conditions may require us to pay a price that represents a higher multiple of revenues or profits for an acquisition. As a result of these competitive dynamics, cost of the acquisition or other factors, certain acquisitions may not be accretive to our overall financial results at the time of the acquisition or at all.

We may have a different system of governance and management from a company we acquire or its parent, which could cause professionals who join us from an acquired company to leave us.

Our governance and management policies and practices will not mirror the policies and practices of an acquired company or its parent. In some cases, different management practices and policies may lead to workplace dissatisfaction on the part of professionals who join our Company. Some professionals may choose not to join our Company or leave after joining us. Existing professionals may leave us as well. The loss of key professionals may harm our business and financial results and cause us not to realize the anticipated benefits of the acquisition.

Due to fluctuations in our stock price, acquisition candidates may be reluctant to accept our Ordinary Shares as purchase price consideration, use of our shares as purchase price consideration may be dilutive or the owners of certain companies we seek to acquire may insist on stock price guarantees.

We may structure an acquisition to pay a portion of the purchase price in shares of our Ordinary Shares. The number of shares issued as consideration is typically based on an average closing price per share of our Ordinary Shares for a number of days prior to the closing of such acquisition. Stock market volatility, generally, or stock price volatility, specifically, may result in acquisition candidates being reluctant to accept our shares as consideration. In such cases, we may have to issue more shares if stock constitutes part of the consideration, offer stock price guarantees, pay the entire purchase price in cash or negotiate an alternative price structure. The result may be an increase in the cost of an acquisition. There is no assurance that an acquisition candidate will not negotiate stock price guarantees with respect to a future acquisition, which may increase the cost of such acquisition.

Risks Related to Our Corporate Structure

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of March 31, 2019 and 2018, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the Public Company Accounting Oversight Board (“PCAOB”) of the United States, a ‘‘material weakness’’ is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.. The material weakness identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of documented policies and controls which enable management and other personnel to understand and carry out their internal control responsibilities; and iii) a lack of independent directors and an audit committee.

We intent to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the OTCQB Listing Rules.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future.

You may face difficulties in protecting your interests as a shareholder, as it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as OTCQB Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our Ordinary Shares prior to this offering, and if an active trading market does not develop you may not be able to resell our Ordinary Shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Ordinary Shares. We expect to apply for our Ordinary Shares to be listed on the OTCQB Market. There is no guarantee that our application will be approved by the OTCQB Market. If an active trading market for our Ordinary Shares does not develop after this offering, the market price and liquidity of our Ordinary Shares will be materially adversely affected. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

When our Ordinary Shares are approved by the OTCQB Market and begin trading on the OTCQB Market, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Ordinary Shares may not develop or be sustained.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of $[●] per share of Ordinary Shares, assuming an initial public offering price of $[●]. See “Dilution.” In addition, you may experience further dilution to the extent that additional Ordinary Shares are issued upon exercise of outstanding warrants or options we may grant from time to time.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of [●] Ordinary Shares is outstanding before the consummation of this offering and [●] Ordinary Shares will be outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The initial public offering price for our Ordinary Shares may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under the Rule 144.

Our pre-IPO shareholders, the Beneficial Owners, may be able to sell their Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. Under rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the ordinary shares to be sold pursuant to Rule 144 during the pendency of this offering.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation— Passive Foreign Investment Company Consequences.”

There is a limited market for our Ordinary Shares, which may make it difficult for holders of our Ordinary Shares to sell their stock.

We plan to apply to be listed on OTCQB Market, but there is no assurance that we will be approved for the listing at this point. There is a limited trading market for our Ordinary Shares and at times there is no trading in our Ordinary Shares. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our Ordinary Shares, the ability of holders of our Ordinary Shares to sell our Ordinary Shares, or the prices at which holders may be able to sell our Ordinary Shares. Further, many brokerage firms will not process transactions involving low price stocks, especially those that come within the definition of a “penny stock.” If we cease to be quoted, holders of our Ordinary Shares may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our Ordinary Shares, and the market value of our Ordinary Shares would likely decline.

Political risks associated with conducting business in Hong Kong.

While we operate our business globally, our operations are principally based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this prospectus, we derive substantially all of our revenue from operations in Hong Kong and, specifically, from ALECS. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the AML Clinic. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

The Hong Kong protests that begun in 2019 are ongoing protests in Hong Kong (the “Hong Kong Protests”) triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. We cannot assure that the Hong Kong Protests will not affect Hong Kong’s status as a Special Administrative Region of the People’s Republic of China and thereby affecting its current relations with foreign states and regions.

Our revenue is susceptible to the ongoing Hong Kong Protests as well as any other incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

We cannot assure that the Hong Kong Protests will end in the near future and that there will be no other political or social unrest in the near future or that there will not be other events that could lead to the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or that the economic, political and social conditions in Hong Kong are to be disrupted, our overall business and results of operations may be adversely affected.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

●	our expectations regarding our client base;

●	our ability to procure the applicable regulatory licenses in the relevant jurisdictions that we operate in;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The corporate and taxation advisory industries in Hong Kong and greater Asia, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the new and rapidly changing nature of the financial consultancy industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands business company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange controls or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to:

●	the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Our memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Hunter Taubman Fischer & Li LLC as our agent to receive service of process upon whom process may be served in any action brought against us under the securities laws of the United States.

[         ], our British Virgin Islands counsel, and Guantao & Chow Solicitors & Notaries, our Hong Kong counsel, have advised us that there is uncertainty as to whether the courts of the BVI or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the British Virgin Islands or Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to British Virgin Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. If such a determination is made, the courts of the British Virgin Islands are also unlikely to recognize or enforce the judgment against a British Virgin Islands company. Because the courts of the British Virgin Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the British Virgin Islands. Ogier has advised us that although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Commercial Division of the Eastern Caribbean Supreme Court in the British Virgin Islands, provided such judgment:

●	is given by a foreign court of competent jurisdiction;

●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

●	is final;

●	is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company;

●	was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

In appropriate circumstances, a BVI Court may give effect in the BVI to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Guantao & Chow Solicitors & Notaries has further advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

USE OF PROCEEDS

Our Offering is being made on a self-underwritten basis: no minimum number of Shares must be sold in order for the offering to proceed. The Offering Price per Share is $[       ] and we intend to sell up to [       ] Shares for a total of $[       ]. We will not receive any proceeds from the sale of the [       ] shares offered by the selling shareholders.

We plan to use the net proceeds we receive from this offering for the following purposes:

Use of Proceeds
Brand promotion	$	[●]
Recruit additional client relationship managers and employees	$	[●]
Increase products and services	$	[●]
Merger and acquisitions	$	[●]
General working capital	$	[●]

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Subject to the BVI Act and our memorandum and articles of association, our board of directors may authorize declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary ALECS.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong Enterprise Taxation.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2019, on an actual basis, giving effect to the Reorganization, which was effected on March 11, 2020:

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

	September 30, 2019
	Actual	Actual	Adjusted
	HKD	US$	US$
Stockholders’ equity:
Ordinary shares, US$ 1 par value, 50,000 shares authorized, 10,000 shares issued and outstanding as of September 30, 2019	78,498	10,000
Shares subscription receivable	(78,498)	(10,000)
Additional paid-in capital	9,000	1,147
Retained earnings	6,391,275	815,203
Total stockholders’ equity	6,400,275	816,350
Total capitalization	6,400,275	816,350

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of September 30, 2019 was approximately $816,350, or $81.64 per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after the estimated offering expenses payable by us.

After giving further effect to our sale of Ordinary Shares in this offering at the initial public offering price of $[       ] per Ordinary Share, and after deducting estimated offering expenses payable by us, our as adjusted net tangible book value as of [DATE] is approximately $[●], or approximately $[●] per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Ordinary Share of $[●] to our existing stockholders and an immediate dilution in as adjusted net tangible book value per Ordinary Share of approximately $[●] to new investors purchasing Ordinary Shares in this offering. The following table illustrates this dilution on a per Ordinary Share basis:

Post- Offering
Assumed initial public offering price per ordinary share	$	[●]
Net tangible book value per Ordinary Share as of September 30, 2019		$81.64
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	[●]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[●]
Dilution per Ordinary Share to new investors in this offering	$	[●]

An increase (decrease) in the assumed initial public offering price of our common shares would increase (decrease) our net tangible book value after giving effect to the offering assuming no change to the number of our Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated expenses payable by us.

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the section headed “Summary Financial and Operating Data” and its financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

ALE Group Holding Limited (the “Company” or “ALE”) is a holding company incorporated on January 22, 2020 under the BVI law. The Company has no substantial operations other than holding all of the outstanding share capital of ALE (BVI) Limited (“BVI Sub”) which was incorporated under BVI law on February 20, 2020. BVI Sub is also a holding company holding of all the equity interest of ALE Corporate Services Ltd (“ALECS”), a Hong Kong Company incorporated on June 30, 2014. The Company, through ALECS, is engaged in providing accounting and corporate consulting services to small and medium-sized businesses. The Company’s headquarter is located in Hong Kong, China. All of the Company’s business activities are carried out by ALECS.

On March 10, 2020, BVI Sub and ALECS entered into a share exchange agreement by which BVI Sub acquired and secured all the issued and outstanding shares of ALECS from the shareholders of ALECS. 10,000 shares of BVI sub were issued to the ALECS shareholders. Upon completion of the exchange, ALECS was then 100% owned by BVI Sub.

On March 11, 2020, the Company and BVI Sub entered into a share exchange agreement by which the Company acquired and secured all the issued and outstanding shares of BVI Sub from the shareholders of BVI Sub. 10,000 shares of the Company were issued to the shareholders of BVI Sub. Upon completion of the exchange, BVI Sub was 100% owned by the Company, and the restructuring of the Company was then completed.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities

ALE Group Holding Limited (“ALE”)	● A BVI company ● Incorporated on January 22, 2020	-	Investment holding

ALE (BVI) Limited (“BVI Sub”)	● A BVI company ● Incorporated on February 20, 2020	100% owned by ALE	Investment holding

ALE Corporate Services Ltd (“ALECS”),	● A Hong Kong company ● Incorporated on June 30, 2014	100% owned by BVI Sub	Providing accounting and corporate consulting services to small and medium-sized businesses

Key Factors that Affects Results of Operations

The Company believes the key factors affecting its financial condition and results of operations include the following:

Economic Conditions in China and Hong Kong

The demand for Corporate and Consultancy Services is dependent upon overall economic conditions in China and Hong Kong. A slowdown in the economy, such as deterioration of overall economic sentiment may decrease the willingness of corporate clients to expend their business, which in turn may decrease their need on overall corporate services and affecting our operating business performance.

Our consulting business faces strong market competition

We are currently facing intense market competition. Some of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion and support of their customer acquisition and retention channels. In light of the low barriers to entry in the financial consulting industry, we expect more players to enter this market and increase the level of competition. Our ability to differentiate our services from other competitors will have significant impact on our business growth in the future.

Changes in PRC and Hong Kong Regulatory Environment may impact our business and results of operations

The regulatory environment for the consulting industry in China and corporate services in Hong Kong from time to time is evolving in order to govern the financial services sector. We have been closely tracking the development and implementation of new rules and regulations likely to affect us. We will continue to ensure timely compliance with any new rules and regulations and believe that such timely compliance is essential to our growth. To the extent that we may be required to adapt our operations to new laws and regulations, our operating costs may increase which will impact our profitability.

Ability to Attract and Retain Our Key Personnel

We rely heavily on the expertise and leadership of our directors and officers to maintain our core competence. Under their leadership, we have been able to achieve rapid expansion and significant growth since our incorporation in 2016. As our business scope increases, we expect to continue to invest significant resources in hiring and retaining a deep talent pool of financial consultancy professionals. Our ability to sustain our growth will depend on our ability to attract qualified personnel and retain our current staff.

Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus (COVID-19).

An outbreak of respiratory illness caused by the novel coronavirus, commonly referred as “COVID-19” emerged in late 2019 and has spread globally. The COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the COVID-19 outbreak as a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern the organization had declared on January 30, 2020.

Our clients as well as revenues generation are mainly from China (including Hong Kong). The epidemic has resulted in lockdown of cities, travel restrictions, and the temporary closure of stores and facilities in China during the past few months. The negative impacts of the COVID-19 outbreak on our business include:

●	The uncertain economic conditions may refrain clients from engaging our corporate services (including accounting and consulting services or even company secretarial services).

●	Quarantines impeded our ability to contact existing and new clients. Travel restrictions limited other parties’ ability to visit and meet us in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new clients.

●	The operations of our clients have been and could continue to be negatively impacted by the epidemic, which may in turn adversely impact their business performance, and result in a decreased demand for our all line of services.

The above adverse impacts might be mitigated, as quarantines across China have been largely lifted as of late March and the Chinese government has rolled out an array of favorable fiscal measures. We are unable to accurately predict the impact that the COVID-19 will have due to various uncertainties, including the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak globally, and effectiveness of the actions that may be taken by governmental authorities.

Critical Accounting Policies, Judgments and Estimates

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principle of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Reclassifications

Certain current and prior period amounts have been reclassified to provide better information. The reclassifications included (1) separation of deferred revenue from accrued expenses and other payables on the consolidated balance sheets, (2) separation of direct cost of revenues from general and administrative expenses on the consolidated statements of operations, and 3) reclassification of loans to a director and repayments of loans from a director from financing activities to investing activities on the consolidated statements of cash flows. These reclassifications had no impact to the total assets and liabilities, nor affect total revenues, operating (loss) income or net (loss) income or cash flows as previously reported.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP  requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including allowance for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in its consolidated financial statements include: its ability to realize deferred tax assets, determinations of the useful lives of long-lived assets, estimates of provision for doubtful accounts and valuation assumptions in performing asset impairment tests of long-lived assets.

Revenue Recognition

Under ASC Topic, 605, Revenue Recognition, the Company recognizes revenues when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

Effective April 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting period beginning after April 1, 2019 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. The effect from the adoption of ASC Topic 606 was not material to the Company’s interim condensed consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to (1) identify our contracts with customers, (2) identify our performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to our performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

There are three revenue streams within the Company’s operations: accounting and corporate consultancy services, tax services and company secretarial services.

Accounting and corporate consultancy services

Accounting and corporate consultancy services include accounting, corporate consultancy and internal control advisory services.

The revenues generated from accounting and corporate consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements.

Except the Company’s current internal control advisory projects, the Company delivers accounting and consultancy services on a monthly basis throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefit consumed by the customers is substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly accounting and corporate consultancy services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The entire transaction prices of accounting and corporate consultancy services are allocated to the single performance obligation. There is no variable consideration, significant financing components or noncash consideration in the contracts. Accordingly, based on the output methods, the Company recognizes revenues for the accounting and consultancy services on a monthly basis when it satisfies its performance obligations that it renders accounting and corporate consultancy services throughout the contract terms.

The Company’s current internal control advisory services are provided once or twice a year. There is only one performance obligation of the Company’s internal control advisory services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as our clients cannot benefit from the standalone task. The transaction price is allocated to one performance obligation. Based on the output methods, the Company recognizes revenues for internal control advisory services at a point in time when the services agreed-upon are delivered to the clients.

There is no contract asset that the Company has right to consideration in exchange for its accounting and corporate consultancy services that the Company has transferred to customers when that right is conditioned on something other than the passage of time.

Taxation services

The Company engages its clients for taxation services either on written or verbal agreements. The predetermined fees for taxation services are agreed by both the Company and its clients. There is only one performance obligation of the Company’s taxation services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as our clients cannot benefit from the standalone task. The transaction price is allocated to one performance obligation. There is no variable consideration, significant financing components or noncash consideration in the contracts. The revenues are recognized in the amount that reflects the consideration agreed by the Company and its clients and the Company expects to receive upon the tax filings or provision deliverables are completed by the Company and delivered to its clients. Base on the output methods, the Company recognizes revenues when it performs obligations at a point in time that the tax return filings or provision deliverables are rendered to its clients. The Company monitors collections of taxation service billings on a monthly basis.

There is no contract asset that the Company has right to consideration in exchange for its taxation services that the Company has transferred to customers when that right is conditioned on something other than the passage of time.

Company secretarial services

The Company provides company secretarial services to its clients through verbal agreements. The predetermined fees for company secretarial services are agreed by both the Company and its clients. The revenues generated from the company’s secretarial services tendered on an annual basis and other agreed-upon services on non-recurring basis.

Regarding the company’s secretarial services tendered on an annual basis. the Company concludes that the service provided each month during the annual service term (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefit consumed by the customers is substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly company secretarial services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  For other agreed-upon services on non-recurring basis, the services are separable and distinct as our clients benefit from each standalone task. The revenue for non-concurring services are recognized when the specified performance criteria is met along with the satisfaction of other applicable revenue recognition criteria. The Company’s contracts for company secretarial services provides no variable consideration, financial components or noncash consideration. The Company requests prepayments from majority of its clients for company secretarial services.

There is no contract asset that the Company has right to consideration in exchange for its company secretarial services that the Company has transferred to customers when that right is conditioned on something other than the passage of time.

Reimbursable expenses, including those relating to travel and out-of-pocket expenses, are generally excluded from revenues.

Direct Cost of Revenues

Direct cost of revenues consists of employee compensation, related payroll benefits and the Company’s director remuneration which are attributable to the revenue-generating activities.

Income Tax

The Company is subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside Hong Kong for the years ended March 31, 2019 and 2018. The Company accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred tax.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assess-able or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method with respect to temporary differences arising from between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assess-able tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the consolidated statement of operations, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company had no uncertain tax position for the years ended March 31, 2019 and 2018 as well for the six months ended September 30, 2019 and 2018. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Recent Accounting Pronouncements

The discussion of the recent accounting pronouncements contained in Note 2 to its consolidated financial statements, “Summary of Significant Accounting Policies”, is incorporated herein by reference.

Year ended March 31, 2018 compared to year ended March 31, 2019

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended March 31
	2018		2019
	HKD	% of Revenue	HKD	US$	% of Revenue
Revenues
Accounting and corporate services	3,790,494	66.0%	2,569,940	327,389	55.4%
Taxation services	350,244	6.1%	380,100	48,422	8.2%
Company secretarial services	1,605,321	27.9%	1,688,099	215,050	36.4%
Total revenues	5,746,059	100.0%	4,638,139	590,861	100.0%

Operating expenses						%
Direct cost of revenues	2,853,945	49.7%	1,064,856	135,654	23.0%
Selling and marketing expenses	541,868	9.4%	54,267	6,913	1.2%
General and administrative expenses	3,671,289	63.9%	1,846,182	235,188	39.7%
Total operating expenses	7,067,102	123.0%	2,965,305	377,755	63.9%
(Loss) income from operations	(1,321,043)	(23.0)%	1,672,834	213,106	36.1%
Interest expense	(8,056)	(0.2)%	(5,170)	(659)	(0.1)%
Other income	26,221	0.5%	3,406	433	0.0%
(Loss) income before income taxes	(1,302,878)	(22.7)%	1,671,070	212,880	36.0%
Income tax (benefit) expense	(157,508)	(2.7)%	86,232	10,985	1.9%
Net (loss) income	(1,145,370)	(20.0)%	1,584,838	201,895	34.1%

Revenues

For the years ended March 31, 2019 and 2018, the Company generated its revenue through three revenue streams: accounting and corporate consultancy services, taxation services and company secretarial services.

Accounting and corporate consultancy services

Accounting and corporate consultancy services include accounting, corporate consultancy and internal control advisory services.

The revenues generated from accounting and corporate consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements. Except the Company’s current internal control advisory projects, the Company delivers accounting and consultancy services throughout the contract terms. Accordingly, the Company recognizes revenues for the accounting and consultancy services rendered throughout the contract terms on a monthly basis.

Since Company’s current internal control advisory services are provided once or twice a year, the Company recognized revenues for internal control advisory services based on the completed contract method.

Taxation services

The Company engages its clients for taxation services either on written or verbal agreements. The predetermined fees for taxation services are agreed by both the Company and its clients. The revenues are recognized in the amount that reflects the consideration agreed by the Company and its clients and the Company expects to receive upon the tax filings or provision deliverables are completed by the Company and delivered to its clients. The Company recognizes revenues after tax return filings or provision deliverables are rendered to its clients. The Company monitors collections of taxation service billings on a monthly basis.

Company secretarial services

The Company provides company secretarial services to its clients through verbal agreements. The predetermined fees for company secretarial services are agreed by both the Company and its clients. The revenues generated from the company’s secretarial services tendered on an annual basis and other agreed-upon services on non-recurring basis. Regarding the company’s secretarial services tendered on an annual basis, the revenues are recognized in the amount that reflects the consideration agreed by the Company and its clients and the Company expects to receive over the service terms. For other agreed-upon services on non-recurring basis, the revenues are recognized in the amount that reflects the consideration agreed by the Company and its clients and the Company expects to receive when the specified services are completed. The Company requests prepayments from majority of its clients for company secretarial services.

Reimbursable expenses, including those relating to travel and out-of-pocket expenses, are generally excluded from revenues.

 The following table sets forth the breakdown of revenues for the periods indicated:

	For the years ended March 31
	2018	2019	2019	Change	Change
	HKD	HKD	US$	HKD	(%)
Revenues
Accounting and corporate consultancy services	3,790,494	2,569,940	327,389	(1,220,554)	(32.2)%
Taxation services	350,244	380,100	48,422	29,856	8.5%
Company secretarial services	1,605,321	1,688,099	215,050	82,778	5.2%
Total revenues	5,746,059	4,638,139	590,861	(1,107,920)	(19.3)%

Although the number of customers increased by 45 from 343 for the year ended March 31, 2018 to 388 for the same period in 2019, the Company’s total revenues reduced by HKD1,107,920, or 19.3%, from $5,746,059 in the year ended March 31, 2018 to HKD4,638,139 (US$590,861) in the year ended March 31, 2019. The revenue reduction is mainly due to the revenue drop from Accounting and corporate consultancy services by HKD1,220,554.  Such decrease was slightly offset by an increase in revenue generated from its taxation and company secretarial services by HKD29,856 and HKD82,778, respectively.

The reasons for the revenue drop of accounting and corporate consultancy services are due to average revenue per customer for these services has decreased by 13% (from HKD92,451 to HKD80,311) together with number of customers has reduced by 9 (from 41 to 32). The decrease in average revenue per customer has reduced is resulted from the change of services scope due to company’s business strategy, which includes reducing the size of engagement and lowering the job complexity. On the other hand, overall number of customers for accounting and corporate consultancy has also decreased due to the company’s business strategy of discontinuing complex job engagement and at the same time focusing on smaller size engagements which are straight forward and involve customers that require a smaller services scope. As such, the Company’s operation has been more efficient with less number of customers. These strategies have turned out to be successfully on achieving net income turnaround from March, 31 2018 to March 31, 2019.

Operating Expenses

The Company’s total operating expenses decreased by HKD4,101,797 from HKD7,067,102 in the year ended March 31, 2018 to HKD2,965,305(US$377,755) in the year ended March 31, 2019, primarily driven by a reduction in direct cost of revenues by HKD1,789,089 from HKD2,853,945 in the year ended March 31, 2018 to HKD1,064,856 (US$135,654) in the same period in 2019, a decline in selling and marketing expenses by HKD487,601, from HKD541,868 in the year ended March 31, 2018 to HKD54,267 (US$6,913) in the year ended March 31, 2019, and a decrease in general and administrative expenses by HKD1,825,107 from HKD3,671,289 in the year ended March 31, 2018 to HKD1,846,182 (US$235,188) in the year ended March 31, 2019. This is mainly due to the implementation of cost cutting strategy by top management for the group since April 2018 which serves as a key factor for the net profit turnaround in financial year 2019.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. Employee compensation and related payroll benefits consisted of staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training, staff allowance and recruitment fee. For the year ended March 31, 2019, direct cost of revenues was HKD1,064,856 (US$135,654), fell by HKD1,789,089 from HKD2,853,945 in the same period in 2018. Such decrease was driven by the efficiency management control on cost cutting strategy imposed by management starting from April 2018

Selling and marketing expenses

The following table sets forth a breakdown of its selling and marketing expenses for the periods indicated:

	For the years ended March 31
	2018	2019	2019	Change	Change
	HKD	HKD	US$	HKD	(%)
Selling and marketing expenses
Advertising	3,800	-	-	(3,800)	(100.0)%
Commission fees	400,000	3,800	484	(396,200)	(99.1)%
Entertainment	138,068	50,467	6,429	(87,601)	(63.4)%
Total selling and marketing expenses	541,868	54,267	6,913	(487,601)	(90.0)%

Advertising expense

Advertising expense primarily consisted of fees paid to professional bodies for promoting the brand of the Company. The advertising expense decreased by HKD3,800 or 100.0%, from HKD3,800 in the year ended March 31, 2018 to nil in the same period in 2019. During the year ended March 31, 2018, the Company made a payment made to Hong Kong Chamber of Commerce for promoting its brand and services. Management determined that the Company no longer needed the advertising service for the year ended March 31, 2019.

Commission fees

Commission fees represented the referral fees the Company paid to third parties in return for recommending its services and sending clients to the Company. Commission fees fell by HKD396,200 or 99.1% from HKD400,000 in the year ended March 31, 2018 to HKD3,800 (US$484) in the same period in 2019. During the year ended March 31, 2018, the Company offered referral fees to multiple third parties who recommended its services to its clients who engaged the Company in the subsequent period.

Entertainment

Entertainment expense was comprised of meal, entertainment and meeting with its current or potential clients incurred by its directors and executives during their business travels in order to further promote and market its business. Entertainment expense reduced by HKD87,601 or 63.4% from HKD138,068 in the year ended March 31, 2018 to HKD50,467 (US$6,913) in the same period in 2019.

General and administrative expenses

General and administrative expenses consisted primarily of business travel and accommodation, consulting, depreciation, government agency fees, insurance, legal and professional fees, office expenses, provision for doubtful accounts, rental expense, salaries and employee benefits and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the years ended March 31
	2018	2019	2019	Change	Change
	HKD	HKD	US$	HKD	(%)
Business travel and accommodation	$78,177	$27,614	$3,518	$(50,563)	(64.7)%
Consulting	27,910	-	-	(27,910)	(100.0)%
Depreciation	923,216	902,226	114,936	(20,990)	(2.3)%
Government agency fees	20,475	10,932	1,393	(9,543)	(46.6)%
Insurance	52,406	33,951	4,325	(18,455)	(35.2)%
Legal and professional fees	6,545	27,405	3,491	20,860	318.7%
Office expenses	840,711	279,963	35,665	(560,748)	(66.7)%
Office rental	411,317	422,064	53,767	10,747	2.6%
Utilities, maintenance and rates	63,562	60,996	7,770	(2,566)	(4.0)%
Provision (recovery) for doubtful accounts	831,122	(76,544)	(9,751)	(907,666)	(109.2)%
Salaries and employee benefits	407,706	152,122	19,379	(255,584)	(62.7)%
Others	8,142	5,453	695	(2,689)	(28.0)%
Total	$3,671,289	$1,846,182	$235,188	$(1,825,107)	(49.7)%

General and administrative expenses reduced by HKD1,825,107, from HKD3,671,289 in the year ended March 31, 2018 to HKD1,846,182 (US$235,188) in the year ended March 31, 2019 is the result of cost cutting strategy implemented by the management team and improvement in credit control on client’s payments in the fiscal year 2019. The shrinkage was primarily due to significant decrease in provision for doubtful accounts by HKD907,666, office expenses by HKD560,748, and salaries and employee benefits by HKD255,584, along with a slight decrease in business travel and accommodation by HKD50,563 though tightening on budget control, consulting by HKD27,910, depreciation by HKD20,990, government agency fees by HKD9,543, insurance by HKD18,455, utilities, maintenance and rates by HKD2,566, and others by HKD2,689. The aggregate decrease, HKD1,856,714 was offset by an increase in office rental by HKD10,747 and legal and professional fees by HKD20,860.

Business travel and accommodation

Business travel and accommodation expense primarily consisted of local and overseas business travel, local transportation and hotel accommodation incurred by its directors and executives for local or overseas trade conferences and meeting with current and potential clients as well as by its employees who provide professional services to its current clients.

Business travel and accommodation expense was HKD27,614 (US$3,518) in the year ended March 31, 2019, compared to HKD78,177 in the same period in 2018. Business travel and accommodation expense amount incurred during the year ended March 31, 2018 was higher by HKD50,563 or 64.7% due to the business trips to Taipei for trade conference and client meetings attended by its director and executives. In contrast, the Company’s director and executives did not attend any trade conference in the year ended March 31, 2019.

Consulting

Consulting expense was related to fees paid to a third-party service provider for planning business development and expansion. Consulting expense decreased by HKD27,910 or 100.0%, from HKD27,910 in the year ended March 31, 2018 to nil in the same period in 2019. It’s a one-time fee that the Company incurred in the year ended March 31, 2018 for its business expansion including the stamp duty fee paid on behalf of the Company by the service provider.

Depreciation

The Company incurred depreciation expense for its leasehold improvements, furniture and equipment, computer software and automobile obtained through a capital lease. Depreciation expense slightly decreased by HKD20,990 or 2.3%, from HKD923,216 in the year ended March 31, 2018 to HKD902,226 (US$114,936) in the same period in 2019 due to lower depreciation expense of its automobile which had been fully depreciated by January 2019.

Government agency fees

Government agency fees include, but not limited to, business registration, registration fee to Internal Revenue Department, fees related to company registry, government rates on properties rental, stamp duties, motor vehicle license fee, registration and renewal.

Government agency fees decreased by HKD9,543 or 46.6%, from HKD20,475 in the year ended March 31, 2018 to HKD10,932 (US$1,393) in the same period in 2019. The higher government agency fees incurred in 2018 was primarily due to offshore and local government fees that the Company paid on behalf of its clients whereas the related business has decrease in 2019 thus less fees were paid out

Insurance

Insurance cost included the medical insurance and employee compensation insurance premiums the Company paid for employees. Insurance cost dropped by HKD18,455 or 35.2%, from HKD52,406 in the year ended March 31, 2018 to HKD33,951(US$4,325) in the year ended March 31, 2019 as its employee headcount became lower in early 2019.

Legal and professional fees

Legal professional fees included service fees paid to attorney, solicitors, auditors and any other third-party service providers such as valuation specialists. Occasionally, the Company might cover such fees for its clients based on its relationship with its clients. The Company incurred legal and professional fees in an amount of HKD27,405 (US$3,491) in the year ended March 31, 2019 compared to HKD6,545 in the same period in 2018 with an increase by HKD20,860 or 318.7%. The higher legal and professional fee incurred in the year ended March 31, 2019 compared to that in the same period in 2018 was driven by the fees paid to a third-party service provider for U.S. income tax compliance for its client.

Office expenses

Office expenses included, but not limited to, office supplies, software license services, telephone system and internet, postage and courier, printing and stationery, repair and maintenance and subscription fees.

Compared to the year ended March 31, 2018, the Company’s office expenses in the year ended March 31, 2019 plunged by HKD560,748 or 66.7%, from HKD840,711 in 2018 to HKD279,963 (US$35,665) in 2019. The decrease is the result of the cost cutting strategy implemented in April 2018, especially the management has tightened the control of those office item usage and procurement including the computer and network system.

Office rental

Office rental represented rent paid for the Company’s office facility in Hong Kong. Office facility rent increased by HKD10,747 or 2.6%, from HKD411,317 in the year ended March 31, 2018 to HKD422,064 (US$53,767) in the same period in 2019. During the year ended March 31, 2019, the Company renewed its lease agreement and its lessor raised approximately 2.9% on its office rental. Accordingly, its monthly rental payments increased from approximately HKD34,195 in the previous period to HKD35,172 in the year ended March 31, 2019.

Utilities, maintenance and rates

Utilities, maintenance and rates represented electricity, building management fee and property tax paid for its office facility in Hong Kong. The utilities, maintenance and rates decreased by HKD2,566 or 4.0%, from HKD63,562 in the year ended March 31, 2018 to HKD60,996 (US$7,770) in the same period in 2019. The decrease was triggered by the reduction in property tax due to tax incentive offered by the government.

Provision for doubtful accounts

The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends, its relationship with the clients and economic conditions. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections.

The table below sets forth the age analysis of the Company’s gross accounts receivable at the end of each period:

	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274- 365 days	>365 days	Total
Year Ended March 31	HKD	HKD	HKD	HKD	HKD	HKD	HKD	HKD
2019	187,150	247,378	90,426	98,981	93,370	215,965	826,131	1,759,401
2018	233,585	350,911	113,947	250,821	433,430	269,395	807,418	2,459,507
Change	(46,435)	(103,533)	(23,521)	(151,840)	(340,060)	(53,430)	18,713	(700,106)

The table below sets forth the percentage of provision for doubtful accounts for each aging group of the Company’s accounts receivable at the end of each period:

	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274- 365 days	>365 days
Year Ended March 31%		%	%	%	%	%	%
2019	5	5	5	5	20	20	100
2018	5	5	5	5	20	20	100

The table below sets forth the provision of doubtful accounts for each aging group of the Company’s accounts receivable at the end of each period:

	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274- 365 days	>365 days	Total
Year Ended March 31	HKD	HKD	HKD	HKD	HKD	HKD	HKD	HKD
2019	9,358	12,369	4,521	4,949	18,674	42,900	826,131	918,902
2018	11,679	17,546	5,697	12,541	86,686	53,879	807,418	995,446
Change	(2,321)	(5,177)	(1,176)	(7,592)	(68,012)	(10,979)	18,713	(76,544)

The Company incurred a recovery from its provision for doubtful accounts HKD(76,544) US$(9,751) for the year ended March 31, 2019, while it accrued an additional provision for doubtful accounts in an amount of HKD831,122 for the year ended March 31, 2018. Its provision for doubtful accounts in the consolidated statements of operations significantly fell by HKD907,666 or 109.2% in the year ended March 31, 2019. The decrease was in line with the decrease in the balance of accounts receivable. As of March 31, 2019, the ending balance of the Company’s gross accounts receivable was HKD1,759,401 (US$224,133) compared to the HKD2,459,507 as of March 31, 2018.

The gross accounts receivable decreased as of March 31, 2019 which was in line with the decrease in sales for the year ended March 31, 2019, HKD4,638,139 (US$590,861) as compared to that for the same period in 2018, HKD5,746,059. There was also a plunge in the amount overdue from 91 to 182 days and amount overdue from 183 to 273 days as of March 31, 2019. The Company had strengthened its collection effort in 2019. Accordingly, compared to the provision for doubtful accounts balance as of March 31, 2018, the Company’s provision for doubtful accounts balance as of March 31, 2019 reduced by HKD76,544 particularly the provision aged within 91 to 182 days and within 183 to 273 days decreased by HKD7,592 and HKD68,012, respectively, in 2019.

Pursuant to Accounting Standards Codification 310-10-35-41, account balances are charged off against the allowance when the accounts receivables are deemed uncollectible. The Company deemed accounts receivables as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable. Based on its historical experience, the Company recorded a charge-off against the allowance for doubtful accounts when the outstanding balance is over 365 days past due. For the years ended March 31, 2019 and 2018, the Company did not write off any provision for doubtful accounts.

Salaries and employee benefits

Salaries and employee benefits included director’s remuneration, staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training, staff allowance and recruitment fee. Its salaries and employee benefits fell by HKD255,584 or 62.7%, from HKD407,706 in March 31, 2018 to HKD152,122 (US$19,379) in the year ended March 31, 2019. The salaries and employee benefits was lower in 2019 is due to the cost cutting strategy imposed by management in the fiscal year 2019.

Others

Other expenses included donation and bank charges. The Company incurred other expenses in the year ended March 31, 2019, HKD5,453 (US$695), which consisted of donation, HKD1,551 and bank charges, HKD3,902 compared to HKD8,142 in the year ended March 31, 2018, of which HKD7,569 was bank charges. The decrease in other expenses by HKD2,689 primarily because the Company incurred a higher bank charges approximately HKD3,667 in the year ended March 31, 2018 that its banks charged the Company for wiring payments in foreign currencies to its counterparties or service providers or receiving payments from its clients in foreign currencies. The decrease was offset by a donation expense, HKD1,551 to an individual incurred in the year ended March 31, 2019.

Interest expense

Interest expense, net consisted of interest expense paid for its capital lease, net of interest or investment income the Company earned. For the years ended March 31, 2019 and 2018, its interest expense was HKD5,170 (US$659) and HKD8,056, respectively.

Other Income

Other income is primarily comprised of the exchange gain and interest income. For the years ended March 31, 2019 and 2018, The Company had incurred an exchange gain in an amount of HKD1,950 (US$248) and HKD26,068, decreased by HKD24,118. The decline was driven by the comparatively a lower number of transactions settled in foreign currencies in the year ended March 31, 2019. For the years ended March 31, 2019 and 2018, its interest income was HKD488 (US$62) and HKD153, respectively.

Income Tax (Expense) Benefit

Income tax expense was HKD86,232 (US$10,985) for the year ended March 31, 2019, as compared to income tax benefit of HKD157,508 for the year ended March 31, 2018. An increase in its income tax expense by HKD243,740 or 154.7% due to the significant higher income before income tax generated in 2019, HKD1,671,070 (US$212,880) compared to the loss before income tax generated in 2018, HKD1,302,878. The higher income before income tax in 2019 was chiefly driven by the significant lower administrative expense incurred in 2019 as discussed aforementioned.

The Company believes that a valuation allowance is not necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that The Company generated profits for the year ended March 31, 2019 and expected to continue to generate profits for future periods.

Net Income

As a result of the above discussed, the Company recorded a net income of HKD1,584,838 (US$201,895) for the year ended March 31, 2019, representing an increase of HKD2,730,208 or 238.4% from a net loss of HKD1,145,370 for the year ended March 31, 2018. A substantial growth in its net income in the year ended March 31, 2019 was predominantly due to a decrease in administrative expenses in 2019 as discussed aforementioned.

Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from its operations. For the years ended March 31, 2019 and 2018, its cash and cash equivalent balance was HKD2,933,547 (US$373,710) and HKD793,740, respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the years ended March 31
	2018	2019	2019
	HKD	HKD	US$
Net cash (used in) provided by operating activities	(1,186,904)	1,794,954	228,663
Net cash (used in) provided by investing activities	(2,354,561)	427,043	54,401
Net cash used in financing activities	(79,304)	(82,190)	(10,470)

Cash (used in) provided by operating activities:

For the year ended March 31, 2019, net used provided by operating activities of HKD1,794,954 (US$228,663) was primarily attributable to net income of HK1,584,838 (US$201,895) as adjusted for non-cash items and other operating activities. Adjustments for non-cash items included depreciation of property and equipment, HKD902,226 (US$114,936), decrease in provision for doubtful accounts HKD76,544 (US$9,751) and decrease in deferred tax benefit, HKD81,953 (US$10,440). Changes in other operating activities principally consisted of cash inflows from collection of accounts receivables, HKD700,106(US$89,189), decrease in prepaid expenses, HKD3,970 (US$506), refund of deposit, HKD7,000 (US$892), increase in income tax payable, HKD168,185 (US$21,425) and increase in deferred revenue, HKD161,322 (USD20,551). The Company’s cash inflows were offset by its cash outflows of HKD3,031 (US$386) additional rental deposit to its lessor upon renewal of its office lease, and HKD1,571,165 (US$200,154) to its third-party vendors.

For the year ended March 31, 2018, net cash used in operating activities of HKD1,186,904 was attributable to the net loss, HKD1,145,370 as adjusted for non-cash items and other operating activities. Adjustments for non-cash items included depreciation of property and equipment, HKD923,216, increase in provision for doubtful accounts HKD831,122 and decrease in deferred tax benefit, HKD245,209. Changes in other operating activities predominantly consisted of cash outflows of, HKD1,193 deposit payment and expense prepayments, HKD765,471 decrease in income tax payable, HKD342,887 decrease in accrued expenses and other payables, and HKD950,999 in decrease in accounts receivable. Its cash outflows were offset by an increase in deferred revenue, HKD509,887

Cash (used in) provided by investing activities:

For the year ended March 31, 2019, net cash provided by investing activities, HKD427,043 (US$54,401) related to loan repayments made by the Company’s director.

For the year ended March 31, 2018, net cash used in investing activities, HKD2,354,561, related to loans provided to the Company’s director.

Cash used in financing activities:

For the year ended March 31, 2019, net cash used in financing activities, HKD82,190 (US$10,470) related to the capital lease payments to the Company’s lessor.

For the year ended March 31, 2018, net cash used in financing activities, HKD79,304 related to the capital lease payments to the Company’s lessor.

The following table sets forth a summary of the Company’s working capital as of March 31, 2019 and 2018:

	March 31
	2018	2019	2019
	HKD	HKD	US$
Current assets	5,276,086	6,243,438	795,363
Current liabilities	2,871,550	1,522,003	193,890
Working capital	2,404,536	4,721,435	601,473

Current assets as of March 31, 2019 was HKD6,243,438 (US$795,363). Out of this balance, the Company had cash and cash equivalent in an amount of HKD2,933,547 (US$373,710) of which approximately HKD2,822,601 dominated in Hong Kong Dollar, HKD32,946 dominated in Chinese Yuan (Renminbi) and HKD78,000 dominated in United States Dollar. The entire cash balance deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included the following: accounts receivable, net, HKD840,499 (US$107,073), deposits and other receivables, HKD16,551 (US$2,108) and due from a director, HKD2,452,841 (US$312,472).

Current liabilities as of March 31, 2019 was HKD1,522,003 (US$193,890). This amount composed of accrued expenses and other payables, HKD356,154 (US$45,371), deferred revenue, HKD1,023,363 (US$130,368), income tax payable, HKD57,305 (US$7,300) and a capital lease obligation-current portion, HKD85,181 (US$10,851).

Current assets as of March 31, 2018 was HKD5,276,086. Out of this balance, the Company had cash and cash equivalents in an amount of HKD793,740 of which approximately HKD726,671 dominated in Hong Kong Dollar, HKD64,985 dominated in Chinese Yuan (Renminbi) and HKD2,084 dominated in United State Dollar. The entire cash balance deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also consisted of the following: accounts receivable, net, HKD1,464,061, prepaid expenses, HKD3,970, deposit and other receivables, HKD23,551, prepaid income tax, $110,880 and amount due from a director, HKD2,879,884.

Current liabilities as of March 31, 2018 was HKD2,871,550. This amount composed of accrued expenses and other payables, HKD1,927,319, deferred revenue, HKD862,041 and a capital lease obligation-current portion, HKD82,190.

The Company believes that its current levels of cash and cash flows from operations will be sufficient to meet its anticipated cash needs for at least the next twelve months. However, it may need additional cash resources in the future if it finds and wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it determines that its cash requirements exceed its amounts of cash on hand or if it decides to further optimize its capital structure, it may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

Results of Operations

For the six months ended September 30, 2019 compared to the six months ended September 30, 2018

The following table sets forth a summary of its results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the six months ended September 30
	2018		2019
	HKD	% of Revenue	HKD	US$	% of Revenue
Revenues
Accounting and corporate services	1,053,940	49.1%	4,698,320	599,267	81.7%
Taxation services	264,600	12.3%	194,900	24,859	3.4%
Company secretarial services	829,456	38.6%	855,902	109,170	14.9%
Total revenues	2,147,996	100.0%	5,749,122	733,296	100.0%
		%			%
Operating expenses
Direct cost of revenues	281,991	13.1%	1,142,833	145,768	19.9%
Selling and marketing expense	22,219	1.0%	197,661	25,211	3.4%
General and administrative expenses	1,411,423	65.7%	1,121,647	143,065	19.5%
Total operating expenses	1,715,633	79.8%	2,462,141	314,044	42.8%
Income from operations	432,363	20.2%	3,286,981	419,252	57.2%
Interest expense, net	(2,952)	(0.1)%	(1,470)	(187)	-%
Other income	351	-%	1,753	224	-%
Income before income taxes	429,762	20.1%	3,287,264	419,289	57.2%
Income tax (benefit) expense	(27,240)	(1.3)%	490,670	62,585	8.5%
Net income	457,002	21.4%	2,796,594	356,704	48.7%

Revenues

Effective April 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting period beginning after April 1, 2019 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There was no cumulative effect adjustments for service contracts in place prior to April 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s interim condensed consolidated financial statements.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Revenues are recognized when control of the promised services and deliverables is transferred to the Company’s clients in an amount that reflects the consideration the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

For the six months ended September 30, 2019 and 2018, the Company generated its revenue through three revenue streams: accounting and corporate consultancy services, taxation services and company secretarial services.

Accounting and corporate consultancy services

Accounting and corporate consultancy services include accounting, corporate consultancy and internal control advisory services.

The revenues generated from accounting and corporate consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements.

Except the Company’s current internal control advisory projects, the Company delivers accounting and consultancy services on a monthly basis throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefit consumed by the customers is substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly accounting and corporate consultancy services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The entire transaction prices of accounting and corporate consultancy services are allocated to the single performance obligation. There is no variable consideration, significant financing components or noncash consideration in the contracts. Accordingly, based on the output methods, the Company recognizes revenues for the accounting and consultancy services on a monthly basis when it satisfies its performance obligations that it renders accounting and corporate consultancy services throughout the contract terms.

The Company’s current internal control advisory services are provided once or twice a year. There is only one performance obligation of the Company’s internal control advisory services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as our clients cannot benefit from the standalone task. The transaction price is allocated to one performance obligation. Based on the output methods, the Company recognizes revenues for internal control advisory services at a point in time when the services agreed-upon are delivered to the clients.

There is no contract asset that the Company has right to consideration in exchange for its accounting and corporate consultancy services that the Company has transferred to customers when that right is conditioned on something other than the passage of time.

Taxation services

The Company engages its clients for taxation services either on written or verbal agreements. The predetermined fees for taxation services are agreed by both the Company and its clients. There is only one performance obligation of the Company’s taxation services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as our clients cannot benefit from the standalone task. The transaction price is allocated to one performance obligation. There is no variable consideration, significant financing components or noncash consideration in the contracts. The revenues are recognized in the amount that reflects the consideration agreed by the Company and its clients and the Company expects to receive upon the tax filings or provision deliverables are completed by the Company and delivered to its clients. Base on the output methods, the Company recognizes revenues when it performs obligations at a point in time that the tax return filings or provision deliverables are rendered to its clients. The Company monitors collections of taxation service billings on a monthly basis.

There is no contract asset that the Company has right to consideration in exchange for its taxation services that the Company has transferred to customers when that right is conditioned on something other than the passage of time.

Company secretarial services

The Company provides company secretarial services to its clients through verbal agreements. The predetermined fees for company secretarial services are agreed by both the Company and its clients. The revenues generated from the company’s secretarial services tendered on an annual basis and other agreed-upon services on non-recurring basis.

Regarding the company’s secretarial services tendered on an annual basis. the Company concludes that the service provided each month during the annual service term (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefit consumed by the customers is substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly company secretarial services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  For other agreed-upon services on non-recurring basis, the services are separable and distinct as our clients benefit from each standalone task. The revenue for non-concurring services are recognized when the specified performance criteria is met along with the satisfaction of other applicable revenue recognition criteria. The Company’s contracts for company secretarial services provides no variable consideration, financial components or noncash consideration. The Company requests prepayments from majority of its clients for company secretarial services.

There is no contract asset that the Company has right to consideration in exchange for its company secretarial services that the Company has transferred to customers when that right is conditioned on something other than the passage of time.

Reimbursable expenses, including those relating to travel and out-of-pocket expenses, are generally excluded from revenues.

The following table presents the Company’s revenues disaggregated by service lines for the six months ended September 30, 2019 and 2018:

	For the six months ended September 30, 2018	For the six months ended September 30, 2019		Change	Change
	HKD	HKD	US$	HKD	%
Accounting services	303,940	324,000	41,326	20,060	6.6%
Consultancy services	750,000	4,260,000	543,360	3,510,000	468.0%
Internal control	-	114,320	14,581	114,320	100.0%
Subtotal accounting and corporate consultancy services	1,053,940	4,698,320	599,267	3,644,380	345.8%
Taxation services	264,600	194,900	24,859	(69,700)	(26.3)%
Company secretarial services	829,456	855,902	109,170	26,446	3.2%
Total revenues	2,147,996	5,749,122	733,296	3,601,126	167.7%

The following table presents the Company’s revenues disaggregated by the timing of revenue recognition for the six months ended September 30, 2019 and 2018:

	For the six months ended September 30, 2018	For the six months ended September 30, 2019		Change	Change
	HKD	HKD	US$	HKD	%
Services and deliverables transferred at a point in time	264,600	309,220	39,440	44,620	16.9%
Services and deliverables transferred over time	1,883,396	5,439,902	693,856	3,556,506	188.8%
Total revenues	2,147,996	5,749,122	733,296	3,601,126	167.7%

Total revenues of the Company increased by HKD3,601,126 (US$459,321) or 167.7% from HKD2,147,996 for the six months ended September 30, 2018 to HKD5,749,122 for the same period in 2019. The significant increase was predominately driven by the growth in consultancy services by HKD3,510,000. The Company obtained new clients who engaged for consultancy services during the six months ended September 30, 2019. The number of clients increased from 278 for the six months ended September 30, 2018 to 305 for the same period in 2019.

Operating Expenses

The Company’s total operating expenses increased by HKD746,508 (US$95,217) from HKD1,715,633 for the six months ended September 30, 2018 to HKD2,462,141(US$314,044) for the six months ended September 30, 2019. The increase was driven by an increase in direct cost of revenues by HKD860,842, from HKD281,991 for the six months ended September 30, 2018 to HKD1,142,833 (US$145,768) in the same period in 2019 and in the selling expenses by HKD175,442, from HKD22,219 in the six months ended September 30, 2018 to HKD197,661 (US$25,211) in the same period in 2019. The increase was offset by a decrease in general and administrative expenses by HKD289,776, from HKD1,411,423 for the six months ended September 30, 2018 to HKD1,121,647 (US$143,065) for the six months ended September 30, 2019.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. Employee compensation and related payroll benefits consisted of staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training, staff allowance and recruitment fee. For the six months ended September 30, 2019, direct cost of revenues was HKD1,142,833 (US$145,768), increased by HKD860,842 from HKD281,991 in the same period in 2018 due to increase in manpower for business growth.

Selling and marketing expenses

The following table sets forth a breakdown of the Company’s selling and marketing expenses for the periods indicated:

	For the six months ended September 30
	2018	2019	2019	Change	Change
	HKD	HKD	US$	HKD	(%)
Selling and marketing expenses
Commission fees	3,800	-	-	(3,800)	(100.0)%
Entertainment	18,419	197,661	25,211	179,242	973.1%
Total selling and marketing expenses	22,219	197,661	25,211	175,442	789.9%

Commission fees

Commission fees represented the referral fees the Company paid to third parties in return for recommending services and sending clients to the Company. Commission fees fell by HKD3,800 or 100% from HKD3,800 for the six months ended September 30, 2018 to nil in the same period in 2019.

Entertainment

Entertainment expense was comprised of meal, entertainment and meeting with its current or potential clients incurred by its directors and executives during their business travels in order to further promote and market its business. Entertainment expense rose by HKD179,242, from HKD18,419 for the six months ended September 30, 2018 to HKD197,661 (US$25,211) in the same period in 2019. The Company increased promotion and marketing efforts for the Company’s potential clients in the trade conference in Shanghai and Chengdu, PRC as well as incurred hotel charges for the professionals who rendered services to the Company during the six months ended September 30, 2019.

General and administrative expenses

General and administrative expenses consisted primarily of business travel and accommodation, consulting, depreciation, government agency fees, insurance, legal and professional fees, office expenses, rental expense, utilities, maintenance and rates, provision for doubtful accounts, salaries and employee benefits and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the six months ended September 30
	2018	2019	2019	Change	Change
	HKD	HKD	US$	HKD	(%)
Business travel and accommodation	21,366	37,296	4,757	15,930	74.6%
Depreciation	461,608	190,668	24,320	(270,940)	(58.7)%
Government agency fees	60,164	10,224	1,304	(49,940)	(83.0)%
Insurance	32,606	25,177	3,211	(7,429)	(22.8)%
Legal and professional fees	27,405	300	38	(27,105)	(98.9)%
Office expenses	88,429	98,082	12,510	9,653	10.9%
Office rental	211,032	211,032	26,917	-	-%
Utilities, maintenance and rates	25,698	37,098	4,732	11,400	44.4%
Provision for doubtful accounts	440,087	293,377	37,420	(146,710)	(33.3)%
Salaries and employee benefits	40,283	163,262	20,825	122,979	305.3%
Others	2,745	55,131	7,031	52,386	1,908.4%
Total	1,411,423	1,121,647	143,065	(289,776)	(20.5)%

The Company’s general and administrative expenses reduced by HKD289,776 or 20.5% from HKD1,411,423 for the six months ended September 30, 2018 to HKD1,121,647 (US$143,065) for the six months ended September 30, 2019. The decline was primarily attributable to the decrease in depreciation by HKD270,490 and provision for doubtful accounts by HKD146,710, along a slight decrease in government agency fee by HKD49,940, insurance by HKD7,429, legal and professional fee by HKD27,105. The decrease was offset by an increase in business travel and accommodation by HKD15,930, office expense by HK9,653, utilities, maintenance and rates by HKD11,400, salaries and employee benefits by HKD122,979 and others by HKD52,386.

Business travel and accommodation:

Business travel and accommodation expense primarily consisted of local and overseas business travel, local transportation and hotel accommodation incurred by its directors and executives for local or overseas trade conferences and meeting with current and potential clients as well as by its employees who provide professional services to its current clients.

The Company’s business travel and accommodation expense was HKD37,296 (US$4,757) for the six months ended September 30, 2019, compared to HKD21,366 in the same period in 2018. Its business travel and accommodation expense amount incurred during the six months ended September 30, 2019 was higher by HKD15,930 or 74.6% due to the business trips to Shanghai and Chengdu, PRC for trade conference and client meetings attended by its director and executives.

Depreciation

The Company incurred depreciation expense for its leasehold improvements, furniture and equipment, computer software and automobile obtained through a finance lease. Its depreciation expense considerably decreased by HKD270,940 or 58.7%, from HKD461,608 for the six months ended September 30, 2018 to HKD190,668 (US$24,320) in the same period in 2019 due to lower depreciation expense of its automobile and one of the computer software programs which had been fully depreciated by January 2019 and March 2019, respectively.

Government agency fees

Government agency fees include, but not limited to, business registration, registration fee to Internal Revenue Department, fees related to company registry, government rates on rental properties, stamp duties, motor vehicle license fee, registration and renewal.

Government agency fees decreased by HKD49,940 or 83.0%, from HKD60,164 for the six months ended September 30, 2018 to HKD10,224 (US$1,304) in the same period in 2019. The higher government agency fees incurred in 2018 was primarily due to offshore and local government fees that the Company paid on behalf of its clients

Insurance

Insurance cost included the medical insurance and employee compensation insurance premiums the Company paid for its employees. Insurance cost dropped by HKD7,429 or 22.8%, from HKD32,606 for the six months ended September 30, 2018 to HKD25,177(US$3,211) for the six months ended September 30, 2019 as the Company received a refund from its medical insurance carrier for prior period insurance plan.

Legal and professional fees

Legal professional fees included service fees paid to attorney, solicitors, auditors and any other third-party service providers such as valuation specialists. Occasionally, the Company might cover such fees for its clients based on its relationship with its clients. The Company incurred legal and professional fees in an amount of HKD300 (US$38) for the six months ended September 30, 2019 compared to HKD27,405 in the same period in 2018 with a decrease by HKD27,105 or 98.9%. The higher legal and professional fee incurred for the six months ended September 30, 2018 compared to that in the same period in 2019 was driven by the fee paid to a third-party service provider for U.S. income tax compliance for its client.

Office expenses

Office expenses included, but not limited to, office supplies, software license services, telephone system and internet, postage and courier, printing and stationery, repair and maintenance and subscription fees.

Compared to that for the six months ended September 30, 2018, its office expenses for the six months ended September 30, 2019 increased by HKD9,653 or 10.9%, from HKD88,429 in 2018 to HKD98,082 (US$12,510) in 2019. The higher office expense for the six months ended September 30, 2019 was in line with the increase in business turnover since April 2019, thus increase in office expenses involved.

Office rental

Office rental represented rent paid for the Company’s office facility in Hong Kong. Since the rent payments for the six months ended September 30, 2019 and the same period in 2018 were provided under the same lease arrangement, there is no change to the office rental expense between the six months ended September 30, 2019 and the same period in 2018.

Utilities, maintenance and rates

Utilities, maintenance and rates represented electricity, building management fee and property tax paid for the Company’s office facility in Hong Kong. The utilities, maintenance and rates increased by HKD11,400 or 44.4%, from HKD25,698 for the six months ended September 30, 2018 to HKD37,098 (US$4,732) in the same period in 2019. The increase was triggered by the higher property tax charged by the government and higher building management fee incurred during the six months ended September 30, 2019 compared to the same period in 2018.

Provision for doubtful accounts

The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the provision for doubtful accounts on an ongoing basis, using historical collection trends, its relationship with the clients and economic conditions. The provision is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections.

The table below sets forth the age analysis of the Company’s gross accounts receivable at the end of each period:

	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274- 365 days	>365 days	Total
	HKD	HKD	HKD	HKD	HKD	HKD	HKD	HKD
September 30, 2019	1,932,231	43,998	45,460	1,461,632	109,231	59,562	1,004,354	4,656,468
March 31, 2019	187,150	247,377	90,426	98,981	93,370	215,965	826,132	1,759,401
Change	1,745,081	(203,379)	(44,966)	1,362,651	15,861	(156,403)	178,222	2,897,067

	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274- 365 days	>365 days	Total
	HKD	HKD	HKD	HKD	HKD	HKD	HKD	HKD
September 30, 2018	198,365	183,257	95,291	315,948	139,186	95,416	1,339,597	2,367,060
March 31, 2018	233,585	350,911	113,947	250,821	433,430	269,395	807,418	2,459,507
Change	(35,220)	(167,654)	(18,656)	65,127	(294,244)	(173,979)	532,179.	(92,447)

The table below sets forth the percentage of provision for doubtful accounts for each aging group of the Company’s accounts receivable at the end of each period:

	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274- 365 days	>365 days
	%	%	%	%	%	%	%
2019	5	5	5	5	20	20	100
2018	5	5	5	5	20	20	100

The table below sets forth the provision of doubtful accounts for each aging group of the Company’s accounts receivable at the end of each period:

	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274- 365 days	>365 days	Total
	HKD	HKD	HKD	HKD	HKD	HKD	HKD	HKD
September 30, 2019	96,612	2,200	2,273	73,082	21,846	11,912	1,004,354	1,212,279
March 31, 2019	9,358	12,369	4,521	4,949	18,674	42,899	826,132	918,902
Change	87,254	(10,169)	(2,248)	68,133	3,172	(30,987)	178,222	293,377

	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274- 365 days	>365 days	Total
	HKD	HKD	HKD	HKD	HKD	HKD	HKD	HKD
September 30, 2018	9,918	9,163	4,765	15,797	27,837	28,455	1,339,598	1,435,533
March 31, 2018	11,679	17,546	5,697	12,541	86,686	53,879	807,418	995,446
Change	(1,761)	(8,383)	(932)	3,256	(58,849)	(25,424)	532,180	440,087

The Company accrued an additional provision for doubtful accounts HKD293,377 US$(37,420) for the six months ended September 30, 2019, as compared to HKD440,087 for the six months ended September 30, 2018 in its interim condensed consolidated statements of income, significantly fell by HKD146,710 or 33.3%. Such decline was predominately triggered by a decrease in the provision for doubtful accounts for amounts overdue over 365 days as of September 30, 2019, HKD1,004,354, compared to that, HKD1,339,598, as of September 30, 2018 as the Company had strengthened its collection effort in 2019. The decline was offset by the higher provision for doubtful accounts for the outstanding accounts receivable balance overdue from 0 to 30 days and that overdue from 91 to 182 days. The provision for doubtful accounts charged against the outstanding accounts receivable balance overdue from 0 to 30 days increased by HKD86,694, from HKD9,918 as of September 30, 2018 to HKD96,612 as of September 30, 2019. The provision for doubtful accounts charged against the outstanding accounts receivable balance overdue from 91 to 182 days increased by HKD57,285 from HKD15,797 as of September 30, 2018 to HKD73,082 as of September 30, 2019.

Pursuant to Accounting Standards Codification 310-10-35-41, account balances are charged off against the allowance when the accounts receivables are deemed uncollectible. The Company deemed accounts receivables as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable. Based on its historical experience, The Company recorded a charge-off against the allowance for doubtful accounts when the outstanding balance is over 365 days past due. For the six months ended September 30, 2019 and 2018, The Company did not write off any provision for doubtful accounts.

Salaries and employee benefits

Salaries and employee benefits included director’s remuneration, staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff allowance and recruitment fee. Its salaries and employee benefits increased by HKD122,979 or 305.3%, from HKD40,283 in September 30, 2018 to HKD163,262 (US$20,825) for the six months ended September 30, 2019. The increase in salaries and employee benefit expense for the six months ended September 30, 2019 was driven by the increase in manpower for business growth.

Others

Other expenses included bank charges and sundry expenses. For the six months ended September 30, 2019, the Company incurred other expenses in an amount of HKD55,131 (US$7,031) which included bank charges, HKD5,193 and sundry expenses, HKD49,948. For the same period in 2018, the Company incurred HKD2,744 which was related to bank charges.

Interest expense

The Company’s interest expense was related to the interest payment for its finance lease. For the six months ended September 30, 2019 and 2018, its interest expense was HKD1,470(US$187) and HKD2,952, respectively.

Other Income

Other income is primarily comprised of the exchange gain, interest income and other income. For the six months ended September 30, 2019, the Company incurred other income, HKD1,753 (US$224), which included miscellaneous income, HKD500 and interest income, HKD1,253. For the six months ended September 30, 2018, the Company incurred HKD351, which included exchange gain, HKD258 and interest income, HKD93.

Income Tax (Expense) Benefit

The Company’s income tax expense was HKD490,670 (US$62,585) for the six months ended September 30, 2019, compared to income tax benefit of HKD27,240 for the six months ended September 30, 2018. An increase in its income tax expense by HKD517,910 or 1,901% due to the significant higher income before income tax generated for the six months ended September 30, 2019, HKD3,287,264 compared to the income before income tax generated in the same period in 2018, HKD429,762. The higher income before income tax for the six months ended September 30, 2019 was chiefly driven by the significant higher revenues incurred in 2019 as discussed aforementioned.

The Company believes that a valuation allowance is not necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that The Company generated profits for the six months ended September 30, 2019 and expected to continue to generate profits for future periods.

Net Income

As a result of the above discussed, the Company recorded a net income of HKD2,796,594 (US$356,704) for the six months ended September 30, 2019, representing an increase of HKD2,339,592 or 511.9% from a net income of HKD457,002 for the six months ended September 30, 2018. A substantial growth in its net income for the six months ended September 30, 2019 was predominantly due to a higher revenue during that period in 2019 as discussed aforementioned.

Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from its operations. For the six months ended September 30, 2019 and 2018, its cash and cash equivalent balance was HKD1,961,886 (US$250,237) and HKD613,829, respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the six months ended September 30
	2018	2019	2019
	HKD	HKD	US$
Net cash provided by operating activities	1,354,631	478,904	61,084
Net cash (used in) provided by investing activities	(1,493,814)	291,645	37,199
Net cash used in financing activities	(40,728)	(1,742,210)	(222,218)

Cash provided by operating activities:

For the six months ended September 30, 2019, net cash provided by operating activities of HKD478,904 (US$61,084) was primarily attributable to net income of HK2,796,594 (US$356,704) as adjusted for non-cash items and other operating activities. Adjustments for non-cash items included depreciation of property and equipment, HKD190,668 (US$24,320), amortization of right-of-use asset-operating lease, HKD203,709 (US$25,983), increase in provision for doubtful accounts HKD293,377 (US$37,420) and decrease in deferred tax benefit, HKD55,279 (US$7,051). Changes in other operating activities principally consisted of increase in income tax payable, HKD 545,949 (US$69,635). The Company’s cash inflows were offset by its cash outflows of HKD132,587(US$16,911) to its third-party vendors, decrease in deferred revenue, HKD262,751 (US$33,514), payments for operating lease obligation, HKD203,709 (US$25,983) and decrease in accounts receivable, HKD2,897,067 (US$369,519).

For the six months ended September 30, 2018, net cash provided by operating activities was HKD1,354,631. The cash inflows included the net income incurred, HKD457,002, non-cash items: depreciation of property and equipment, HKD461,608 and provision for doubtful accounts, HKD440,087, increase in accounts receivable, HKD83,075, increase in prepaid expenses, HKD3,970, increase in income tax payable, HKD84,575, and increase in deferred revenue, HKD36,954, offset by its cash outflows: decrease in deferred tax, HKD111,815, and payments made to third-party vendors, HKD100,825.

Cash (used in) provided by investing activities:

For the six months ended September 30, 2019, net cash provided by investing activities, HKD291,645 (US$37,199), related to loan repayments made by the Company’s director.

For the six months ended September 30, 2018, net cash used in investing activities, HKD1,493,814, related to loans provided to the Company’s director.

Cash used in financing activities:

For the six months ended September 30, 2019, net cash used in financing activities, HKD1,742,210 (US$222,218) included the capital lease payments to the Company’s lessor, HKD42,210 (US$5,384) and the dividend payment, HKD1,700,000 (US$216,834).

For the six months ended September 30, 2018, net cash used in financing activities related to finance lease payments to the lessor, HKD40,728.

The following table sets forth a summary of the Company’s working capital as of September 30, 2019 and March 31, 2019:

	March 31	September 30
	2019	2019	2019
	HKD	HKD	US$
Current assets	6,243,438	7,583,822	967,311
Current liabilities	1,522,003	1,818,581	231,959
Working capital	4,721,435	5,765,241	735,352

The Company’s current assets as of September 30, 2019 was HKD7,583,822 (US$967,311). Out of this balance, the Company had cash and cash equivalent in an amount of HKD1,961,886 (US$250,237) of which approximately HKD1,727,400 dominated in Hong Kong Dollar, HKD105,891 dominated in Chinese Yuan (Renminbi) and HKD128,595 dominated in United States Dollar. The entire cash balance deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current assets balance also included the following: accounts receivable, net, HKD3,444,189 (US$439,304), deposits and other receivables, HKD16,551 (US$2,111) and amount due from a director, HKD2,161,196 (US$275,659).

The Company’s current liabilities as of September 30, 2019 was HKD1,818,581 (US$231,959). This amount composed of accrued expenses and other payables, HKD223,567 (US$28,515), deferred revenue, HKD760,612 (US$97,016), income tax payable, HKD603,254 (US$76,945), a finance lease obligation-current portion, HKD57,465 (US$7,330) and an operating lease obligation-current portion, HKD173,683 (US$22,153).

The Company’s current assets as of March 31, 2019 was HKD6,243,438. Out of this balance, the Company had cash and cash equivalent in an amount of HKD2,933,547 of which approximately HKD2,822,601 dominated in Hong Kong Dollar, HKD32,946 dominated in Chinese Yuan (Renminbi) and HKD78,000 dominated in United States Dollar. The entire cash balance deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included the following: accounts receivable, net, HKD840,499, deposits and other receivables, HKD16,551 and amount due from a director, HKD2,452,841.

The Company’s current liabilities as of March 31, 2019 was HKD1,522,003. This amount composed of accrued expenses and other payables, HKD356,154, deferred revenue, HKD1,023,363, income tax payable, HKD57,305 and a finance lease obligation-current portion, HKD85,181.

Contractual Obligations

The following table summarized the contractual obligations of the Company as of March 31, 2019:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	HKD	HKD	HKD	HKD	HKD
Contractual Obligations:
Operating lease obligation	-	386,892	-	-	386,892
Finance lease obligation	-	99,675	-	-	99,675
Total contractual obligations	-	486,567	-	-	486,567

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Future Financings

The Company may sell its common shares in order to fund its business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve sales of the equity securities or arrange for debt or other financing to fund its growth in case it is necessary, or if the Company is able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

INDUSTRY

Overview of Financial Services Industry in Hong Kong

The financial services industry plays a pivotal role in Hong Kong’s economy. In 2018, the added value of the financial services industry amounted to US$68.3 billion, representing 19.7% of Hong Kong’s gross domestic product, or GDP according to “Four Key Industries in the Hong Kong Economy” published by HKSAR government. The competitive low tax regime, stringent and transparent regulatory systems, and a free flow of capital and information in Hong Kong all contribute to low operational costs and high efficiency for corporations, and has enhanced Hong Kong’s position as one of the world’s leading financial centers that provides a wide range of comprehensive financial products and services.

In 2018, Hong Kong was one of the world’s largest and most active IPO markets with US$36.6 billion capital raised representing a robust annual growth rate of 122.4% from 2017 according to the market statistics provided by the Hong Kong Exchanges and Clearing (HKEx). Based on the aforementioned market statistics, there were 218 entities became publicly traded in Hong Kong Stock Exchange in 2018, an increase of 25% from 2017. Total market capitalization was approximately US$3.8 trillion as of the year end 2018. Driven by the opening up of China’s financial market and initiatives such as the “One Belt and One Road,” an increasing number of China-based companies were actively going abroad and thus generating tremendous demand for financial services. Moreover, Hong Kong is also attractive for Asia-pacific companies to meet their diversified demands in corporate consulting services for growth and expansion.

Hong Kong’s financial services industry is highly regulated. Key market players in Hong Kong’s financial services industry can be categorized into Hong Kong-headquartered companies, subsidiaries of China-based companies, and subsidiaries or branches of global companies, which are characterized by the geographical locations where the majority of their management teams and headquarters are based, being Hong Kong, China, and other countries and regions, respectively. Global and China-based companies traditionally dominate Hong Kong’s financial service industry.

Equity capital markets in Hong Kong and the United States

Equity capital markets in Hong Kong and the United States are the most attractive overseas listing venues for China-based companies. In 2018, Hong Kong’s IPO market was the top global listing venue as measured by the amount of capital raised. Driven by abundant transactions of traditional economy and unicorn companies, as well as investor enthusiasm, total capital raised by China-based companies in Hong Kong and the U.S. equity capital markets reached US$43.7 billion in 2018, representing an increase of 173.2% from 2017, according to the 2018 Annual Review of US IPO Market published by Renaissance Capital and the market statistics for 2018 published by the HKEx. At the same time, the continuous growth of China-based companies has generated substantial demand for capital. According to the aforementioned review and statistics, in 2013, the amount of IPO proceeds raised by China-based companies only accounted for 27.0% of the total IPO proceeds in the Hong Kong and U.S. equity capital markets. Such percentage has grown rapidly since then and reached 52.4% in 2018. It is projected that IPO transactions in both markets will maintain a strong position in the next five years.

Business Advisory, Financial Consultancy, Taxation and Accounting Services Market in Hong Kong

The accountancy practices in Hong Kong primarily include accounting, audit, tax compliance and advisory, company secretarial, financial planning and consulting, due diligence services, merger and acquisitions (M&A), business advisory, business valuation, corporate finance, liquidation, risk management and data security.

According to Hong Kong Trade Development Council, major services provided by certified public accounting (CPA) firms in Hong Kong include statutory audit services, tax advisory, business advisory, financial consultancy, corporate finance, company secretarial services, merger and acquisition, liquidation, due diligence services and company listing. Non-CPA firms offer services such as general accounting services, year-end financial reporting, tax filing and company secretarial services.

According to Hong Kong Trade Development Council, 5,769 professional firms provided accounting, tax consulting, auditing and bookkeeping services with approximately 31,507 employees and an output of US$250 million in 2017, increased by 5.1% from 2016.

According to “Accounting Firms Brace for IPO Boom” published by Hong Kong Business, from 2017 through the first quarter of 2019, the global accounting firms “Big Four” in Hong Kong have increased their workforce by 4.5% to 15%, from approximately 2,200 to 4,000 employees in 2017 to 2,300 to 4,600 employees in the first quarter of 2019.

With the robust development of capital markets in Hong Kong, it is expected that financing activities such as mergers and acquisitions, and initial public offerings, will become more frequent. Despite the recent volatility of the economy and stringent stock exchange regulations, the initial public offerings in Hong Kong increased in 2018 and the demand for professionals to carry out traditional audits was higher. Coupled with the development of the Greater Bay Area, many enterprises in Hong Kong and Mainland China need accounting firms to help improve their accounting functions, financing and business models. Business advisory and financial consultancy services became increasingly important as consultants can assist their clients with strategic planning and other accountancy professional services. Accounting firms in Hong Kong tended to diversify their traditional auditing, accounting and taxation services to business advisory and financial consulting services.

Market Drivers

The expansion of the capital market and demand for fund raising by listed companies

According to the market data provided by HKEx, the total number of listed companies in Hong Kong increased from 1,643 in 2013 to 2,315 in 2018, representing a CAGR of approximately 7.1%. In addition, the number of newly listed companies in Hong Kong saw an overall growth from 110 in 2013 to 218 in 2018 at a CAGR of approximately 14.7% from 2013 to 2018. The growing number of listed companies in Hong Kong underpinned the demand for IPO consulting services as listed companies require consulting services in order to comply with the listing requirements specified by the HKEx.

Tremendous demand for financial consultancy services from China

China has been playing an important role in the development of the internet, digital technologies, and other business model innovations. According to Xinhua News, approximately 21.6 million companies had been registered during the five years before 2018. Shanghai-based Hurun report identifies that in 2018, there were approximately 181 start-ups or unicorns in China which worth at least US$1 billion. The combined valuation of the starts-up in China worth approximately US$696 billion and one of the largest unicorn, Ant Financial, an online payment platform, was valued 1 trillion yuan or approximately US$145 billion (converted at 6.8755 based on the closing foreign exchange rate of CNY/US$ on the December 31, 2018 provided by U.S. Federal Reserve). Driven by the evolving and highly competitive business environment in China, the new economy companies have been growing rapidly through investing in technologies and innovations, initiating marketing campaigns, and recruiting talent, among others. The booming of the new economy companies indicates strong growth potential for the demand for financial consultancy services.

Proximity to China, the Innate Advantage for Hong Kong

The “Greater Bay Area Initiative” is expected to further enhance Hong Kong’s unique advantages.

By integrating Hong Kong, Macau, and the nine cities in Guangdong province, the Greater Bay Area Initiative formulated by the PRC government aims to build a world-class city cluster to serve as a crucial connecting point for the “Belt and Road Initiative.” The “Greater Bay Area Initiative” demonstrates a huge growth potential by harnessing each city’s core competitiveness, including Hong Kong’s expertise in financial and professional services, Shenzhen’s technological innovation capabilities, and Guangzhou’s manufacturing strength. The completion of the Hong Kong-Zhuhai-Macao Bridge and the Express Rail Link further improved the logistical infrastructure in the Greater Bay Area and increased the flow of capital, talents, goods, and services. China-based companies are believed to be able to further benefit from Hong Kong’s leading international financial center for fundraising, asset management, and other financial services.

Hong Kong’s strategic location as a two-way gateway between China and global markets

According to the market data provided by HKEx, as of December 31, 2018, nearly half of Hong Kong-listed companies are based in China. Hong Kong has been the most important hub to connect China-based companies with global markets:

●	Dominant gateway to China. Hong Kong continues to contribute a significant part of China’s outbound and inbound investment.

●	Connectivity of capital markets. The Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect have enhanced the capital flows between China and Hong Kong. The initiation of the China-Hong Kong Bond Connect in 2017 is expected to further increase the capital flows between China and Hong Kong.

A number of initiatives and reforms have been implemented by the Hong Kong authorities to embrace the new economy deals. For example, the “New Hong Kong Dual-Class and Biotech Companies Listing Regime,” introduced in April 2018, improved the inclusion of the equity capital markets for pre-profit or pre-revenue biotech issuers and the new economy companies with weighted voting rights structure, and established a new concessionary secondary listing route for companies in emerging sectors. In addition, a series of initiatives such as a stamp duty waiver for all exchange traded funds, an extension of profit tax exemption to offshore private equity funds, and the issued “Code on Open-ended Fund Companies” have been implemented to further enhance Hong Kong’s position as a global full-service financial center.

BUSINESS

Overview

We provide accounting and corporate consulting services to small and medium-sized businesses. Our services include financial reporting, corporate secretarial services, tax filing services and internal control reporting. Our business is operated through our wholly-owned subsidiary ALECS, a Hong Kong Company incorporated on June 30, 2014. Our goal is to become a one-stop solution for accounting, corporate consulting, taxation and secretarial needs of small and medium enterprises operating in Asia and the United States.

Since our inception until March 31, 2019, the close of our last full fiscal year, our revenue was mainly generated from our accounting consulting services. We also generated revenue from taxation services, corporate secretarial services and internal control advisory services. We generated a total revenue of approximately HKD5,746,059, and HKD4,638,139 (US$590,861) for the fiscal years ended March 31, 2018, and 2019, respectively. The revenues generated from accounting and corporate consultancy services were HKD3,790,494 and HKD2,569,940 (US$327,389) for the fiscal years ended March 31, 2018, and 2019, respectively. The revenues generated from taxation services were HKD350,244 and HKD380,100 (US$48,422) for the fiscal years ended March 31, 2018, and 2019, respectively. The revenues generated from company secretarial services were HKD1,605,321 and HKD1,688,099 (US$215,050) for the fiscal years ended March 31, 2018, and 2019, respectively.  The year to year decreases in total revenue was due to the decrease of our clients who previously engaged us for our accounting services in the fiscal year ended March 31, 2019. Those clients had streamlined or discontinued their operations.

We generated a total revenue of approximately HKD2,147,996, and HKD5,749,122 (US$733,296) for the six months ended September 30, 2018, and 2019, respectively. The revenues generated from accounting and corporate consultancy services were HKD1,053,940, and HKD4,698,320 (US$599,267) for the six months ended September 30, 2018, and 2019, respectively. The revenues generated from taxation services were HKD264,600, and HKD194,900 (US$24,859) for the six months ended September 30, 2018, and 2019, respectively. The revenues generated from company secretarial services were HKD829,456, and HKD855,902 (US$109,170) for the six months ended September 30, 2018, and 2019, respectively. The increases in total revenue was due to additional clients who had engaged us for corporate consultancy services during the six months ended September 30, 2019.

We launched our services in 2014. We focused on assisting small to medium-sized corporations by providing “one-stop solutions” in financial consulting, corporate services, accounting and banking advisory services. We have a team of qualified and experienced professionals with solid background in banking, taxation, corporate secretarial services and pre-IPO accounting advisory for Hong Kong and U.S. capital market. We assist to design different growth strategies for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. As of March 31, 2019, we were retained by 250 clients, all of which are located in Hong Kong and mainland China. Our goal is to become an international consulting company with clients and offices throughout Asia and the United States.

Corporate History and Structure

We began our operations in Hong Kong through ALECS, which was incorporated on June 30, 2014. We were incorporated on January 22, 2020 under the BVI law. On February 20, 2020 we incorporated our wholly owned subsidiary ALE (BVI) Limited (“BVI Sub”) under the BVI law. BVI Sub acquired all the equity interest of ALECS from the ALECS equity holders via certain share exchange agreement on March 10, 2020. We acquired all the equity interests of BVI Sub via certain share exchange agreement on March 11, 2020.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:

Our principal executive offices are located at Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong, and our telephone number is (+852) 3620 2688. We maintain a website at www.alecs.com.hk.

Competitive Strengths

We believe that the following strengths enable us to capture opportunities in the financial service industry in China and differentiate us from our competitors:

●	Experienced and Highly Qualified Team. We built a highly-qualified professional service team with extensive experience in banking, accounting, taxation and company secretarial services. The majority of the members of our management team are Chartered Accountants with solid experience in accounting and corporate consultancy. For example, our CEO, Mr. Poon Tak Ching Anthony, has over 14 years of experience in banking, accounting and corporate finance. We highly value members of our qualified professional team and are constantly looking to hire new talent.

●	Recognition and Reputation. Many of our current and former clients have achieved their business objectives as a result of our services. We believe our industry reputation will be a major drive for the continued growth of our Company.

●	Cooperation and Relationships with Local Chamber of Commerce and Associations. Over the past few years we have established strong relationships with the relevant local government associations. We have intimate knowledge for how these governmental systems operate, which provides for a seamless working relationship with the relevant regulatory agencies and minimal regulatory issues during the process.

●	Long Term Cooperation Relationship with Third Party Professional Providers. Over the past few years, we have developed key third-party relationships with world-renown professionals in Asia and the United States, including those with deep industry experience in financial reporting, banking and financing. We believe this reflects both on our credibility and our commitment towards providing quality services to our clients. During the six years of our operation, we frequently work with Hong Kong sponsors for listing, auditors, commercial bankers and private bankers and other professionals in the corporate and finance industry on projects. Many of our new clients were generated through referrals from these third-party professional providers that we work with. These professional recognition of our services and referrals reflects our credibility and commitment toward providing quality services to our clients. In the event our clients need auditing, banking or other professional services, we have a reliable pool of candidates to recommend.

Our goal is to become a one-stop solution for accounting, corporate consulting, taxation and secretarial needs of small and medium enterprises operating in Asia and the United States. Our long term relationship with third party professional providers enables our clients to gain direct access to and obtain high quality professional services from these professionals. Many of our clients are listed on the Hong Kong Stock Exchange, U.S. NASDAQ or New York Stock Exchange, and need to comply with various requirements or standards across different jurisdictions. The long term cooperation relationships strengthen our competitive position of providing a one-stop solution for the needs of our clients. By working collaboratively with third party professional providers, we are able to guide and assist clients efficiently.

Growth Strategies

Our goal is to become a leading corporate services enterprise that provides a full suite of corporate services to meet the growing and evolving needs of small to medium-sized companies in Asia and U.S. The strategies that we plan to implement to achieve our goal include:

Attracting and recruiting highly qualified professionals to join our team

We will continue hiring qualified accountant and industry professionals. As a corporate services company, our services are derived from the knowledge, expertise and insight of our professional team. In order to expand and grow our business, we must aggressively recruit and attract highly qualified professionals to join our team. In order to attract quality candidates, we have incorporated an internal promotion system, job rotation practices and training program as part of our staff retention practice. We believe that becoming a publicly-traded company will enhance the Company’s reputation and will attract more talented people to join us.

Expanding our corporate services from Hong Kong and U.S.-based markets to the greater-Asia market.

Leveraging on Hong Kong’s unique status as an international finance center, our client base includes corporate owners from Asia countries including China, Thailand and Taiwan. There is a strong demand in these countries for a high-quality Hong Kong corporate services provider. We will focus on expanding our involvement within these markets by setting up of local offices in these locations. We will also collaborate with local firms within these markets to gain a foothold in these markets and expand our client base internationally.

Investing in new complementary business ventures to facilitate the growth of our corporate services business and create more sources of revenues

We continue to seek to expand our suite of services by exploring new business opportunities through participating in complementary business ventures. New lines of services that we are looking to add include services tailored to B2B FinTech companies, outsourced KYC and AML services, risk model calculation services and fund flow management services. We will need to invest in human capital and new infrastructure to add these new lines of service. We believe that our investments in these new lines of business will place us in the best position to serve the growing demand for our clients.

Our Services

Accounting and Corporate Consultancy Services

We primarily assist both multinational, publicly listed and closely-held corporate clients with their accounting requirements. These services include corporate accounting, financial reporting, consolidation, conversion of local accounting standards to U.S. GAAP or IFRS, application of complex accounting standards, compilation of financial statement disclosure footnotes and management discussion and analysis in accordance with the applicable accounting standards and regulatory authorities. We also provide assistance to our clients with inquiries from the clients’ auditors and financial data schedule preparation for financial audit purposes.

Our corporate consultancy services include advising and guiding our clients with their business and financial management, business strategies, financial planning, financial reporting, business structure and internal books and records. We may provide guidance to our clients on how to refine their internal accounting functions and preparing information for their financial auditing purposes.

Our clients subscribe to our accounting and corporate consultancy services through fixed-fee billing arrangements. Our clients pay a fixed fee over the length of the contract term, as specified in the clients’ service agreements. The length of the service periods varies with each specific client. Generally, our service agreements are cancellable before the end of the agreement term upon advanced notice.

Internal Control Review Services

We also provide internal control review and analysis to our clients listed on the Hong Kong Stock Exchange, U.S. NASDAQ or New York Stock Exchange. Generally, we perform annual or interim internal control testing in accordance with U.S. Sarbanes-Oxley Act, the Listing Rules of Hong Kong Stock Exchange and any other similar laws and regulations. Upon the completion of the internal control assessment, we deliver internal control review reports with recommendations to our clients.

For our internal control review engagements, we generally bill our clients upon completing our client review and providing deliverables to our clients.

Tax Filing Services

Our tax filing services are aimed at assisting our clients with their various tax filing requirements across several jurisdictions. We provide tax filing services to our corporate clients who are required to file Hong Kong income tax returns with Inland Revenue Department. We also provide tax filing services to our corporate clients who are required to file U.S. corporation income tax returns with the U.S. Internal Revenue Services. Our U.S. tax filing services also include, but are not limited to, coordinating with the U.S. tax specialists for compiling and filing U.S. corporate income tax returns, advising on the U.S. tax laws applicable to our clients, preparing income tax calculations for clients’ foreign subsidiaries and other required income tax schedules, assisting clients to prepare internal documents for tax compliances and general reviews of U.S. corporation income tax returns.

We generally receive payment from our clients for our services upon the clients’ filing of their tax return.

Corporate Secretarial Services

ALECS provides a range of various corporate secretarial services to corporate clients. Our corporate secretarial services include, but not limited to, filing annual returns with the Registrar of Companies of Hong Kong or relevant foreign regulatory agencies, maintaining company registers and particulars, compiling articles of incorporation, coordinating with financial institutions to open new bank accounts, and compiling applicable regulatory documentations for establishment of new entities. We also provide extended corporate secretarial supports such as responding to enquiries from the Registrar of Companies or relevant foreign regulatory agencies for one year following our predetermined company secretarial services to our clients. ALECS has obtained the relevant Hong Kong Company registry licenses from the Registrar for Trust and Company Services Providers required to provide corporate secretarial services.

We generally bill our clients for our secretarial services before we provide our clients with any deliverables. We also request clients to remit payment in advance before we provide ongoing secretarial support. Payment received from clients is recognized as deferred revenue and is earned pro rata over the course of the engagement period.

In addition, we also plan to partner with international media outlet to provide financial public relations services to startup companies and pre-IPO companies. Our financial PR services will include providing industry and corporate ranking analysis, arranging meetings and road shows with potential investors, and enhancing the client’s business profile.

Clients

Our client base includes both private and publicly-traded companies incorporated primarily in Hong Kong, U.S., China and other foreign jurisdictions. As of March 31, 2019, we have over 250 clients, many of whom have engaged us for several types of services.

Marketing

The majority of our new clients were generated through referrals from existing or former clients, business partners, and third parties that we work with. Our marketing effort is focused on establishing close and mutually-beneficial relationships with key partners and individuals that have clients that require “one-stop” professional services. We believe that our professionalism, reputation, customer satisfaction and work product will be the greatest driver of new business.

We also strive to maintain professional relationships with our former and prospective clients. Our former clients have benefited from our services and have introduced us to prospective clients. After operating for more than 5 years, we have compiled a database consisting of former and prospective clients, using each as a resource for business connections and social relations.

Furthermore, our employees have been working in various industries for many years, and accumulated networks of business and social relations including personal connections, corporate associations, and governmental affiliations, which are all valuable resources through which we can potentially generate new business.

We are currently aiming to grow our client base and expand our services in the U.S. and greater Asia. We are establishing new offices in these locations as well as looking for new and effective marketing channels for growing our business internationally.

In addition to our marketing efforts described above, we maintain a website at www.ALECS.com.hk.

Competition

We face competition from a number of PRC based consulting companies providing going public consulting services, including such as Asia Times Holdings Ltd, Greenpro Capital Corp. and Dragon Victory International Limited. We also face competition from smaller local CPA firms. However, we believe that we are able to differentiate ourselves from our competitors through our high-level services, our ability to offer a range of services to each client, and five-year track record.

Employees

As of the date of this registration statement, we have a total of approximately 10 full-time employees. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Tax

ALECS is a Hong Kong entity subject to 16.5% tax rate according to Hong Kong tax rules and regulations.

Property

Our principal executive office is located at Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong. We lease an aggregate of 977 square meters of property from an unrelated third party pursuant to the terms of a lease agreement. The duration of the current lease is for two year, from March 1, 2020 until February 28, 2022.

Our operating lease expenses amounted to HKD 422,064 (US$53,767) and HKD411,317 for the years ended March 31, 2019 and 2018, respectively.

Future minimum lease payments under our lease agreement are as follows as of March 31, 2019:

Twelve Month ending March 31,	HKD
2020	$386,892
2021	$386,892

We believe our facilities are sufficient for our business operation.

Intellectual Property

We owned the domain for our website: ALECS.com.hk

REGULATIONS

Regulations Related to our Business Operation in Hong Kong

Hong Kong Regulations Relating to Consulting Services Providers

Under the recently amended Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLCTFO”), trust or company service providers (“TCSPs”) in Hong Kong need to apply for a license which is conditional on certain personnel of such companies having satisfied a "fit and proper" test. The AMLCTFO also requires TCSPs to comply with the applicable statutory customer due diligence and record-keeping requirements. TCSPs are regulated by the Registrar of Companies, through the Hong Kong Companies Registry, and are subject to its oversight.

A TCSP is defined in the AMLCTFO to be a corporation which carries on a business providing trust or company services. Trust service as defined encompasses the provision in Hong Kong, by way of business, of the service of acting, or arranging for another person to act (i) as a trustee of an express trust or a similar legal arrangement; or (ii) as a nominee shareholder for a person other than a corporation whose securities are listed on a recognized stock market. On the other hand, company service encompasses the provision in Hong Kong, by way of business, of the service of (i) forming corporations or other legal persons; (ii) acting or arranging for another person to act as a director or a secretary of a corporation, as a partner of a partnership, or in a similar position in relation to other legal persons; and/or (iii) providing a registered office, business address, correspondence or administrative address for a corporation, a partnership or any other legal person or legal arrangement.

The TCSP license is usually valid for a period of three years and renewable upon re-assessment of fit and proper requirements. [Our wholly-owned subsidiary, ALECS, was granted a TCSP license for a period of three years starting from May 18, 2018 to May 17, 2021].

Ongoing Requirements

All licensed TCSPs are required to, on an ongoing basis, comply with its licensing conditions (if any) as well as the relevant provisions in the AMLCTFO and the guidelines issued by the Companies Registry from time to time, including those relating to customer due diligence and record keeping requirements. To this end, the senior management of licensed TCSPs are also required to appoint: (i) a director or senior manager as a compliance office (“CO”) who has overall responsibility for the establishment and maintenance of the licensee's anti-money laundering and counter-terrorist financing systems; and (ii) a senior member of the licensee's staff as the money laundering reporting officer (“MLRO”) who is the central reference point for reporting suspicious transactions.

In order that the CO and MLRO may discharge their responsibilities, the licensed TCSP's senior management should ensure as far as practicable that the CO and MLRO are independent, capable of accessing all available information, fully conversant in the relevant statutory and regulatory requirements and risks, and of a sufficient level of seniority and authority. Depending on the scale, operation, nature of business and risk profile of the licensed TCSP, the same person may be appointed as its CO and MLRO. Mr. Yip Wai Man Raymond has been appointed as both the CO and MLRO of ALECS.

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required of ALECS under the MPFSO.

Regulations related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after 1 April 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from 11 February 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Guidelines issued by the SFC

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or the AML & CFT Guideline, issued by the SFC on 1 November 2018, and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities issued by the SFC on 1 November 2018.

The AML & CTF Guideline provides guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Pursuant to the AML & CTF Guideline, licensed corporations should, among other things, assess the risks of any new products and services before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

MANAGEMENT

Set forth below is information concerning our directors, executive officers and other key employees.

The following individuals are members of the Board and management of the Registrant.

Directors and Executive Officers	Age	Position/Title
Poon Tak Ching Anthony	38	Chief Executive Officer and Chairman of the Board
Yip Wai Man Raymond	49	Chief Financial Officer and Director
Lee Sze Wai	51	Non-Executive Director

The following is a brief biography of each of our executive officers and directors:

Mr. Poon Tak Ching, Anthony, aged 38, has over 14 years of experience in the field of banking, accounting and corporate finance, joined ALECS and served as CEO since April 2018. He was appointed as our CEO and Chairman of the Board on March 16, 2020 and will be appointed as Chairman of the Board upon closing of the offering. Mr. Poon obtained his Bachelor’s degree in Business Administration from the Chinese University of Hong Kong in December 2004, majoring in Professional Accountancy and admitted as a member of the Association of Chartered Certified Accountants. From July 2004 to July 2016, he worked in the Hong Kong and Shanghai Banking Corporation Limited under commercial banking department managing corporate relationship team in diverse industry sectors including Textile and Garment, Toys, Electronics and Printing, Property Developer / Non-bank Financial Institution and provide structured financing solution for their funding need. His last position was Senior Vice President in Large Corporates department. In July 2019, Mr. Poon has appointed as an Independent Non-Executive Director of Precious Dragon Technology Holdings Limited (HKEX 1861) being the Chairman for Audit Committee. We believe that Mr. Poon with years of experience in team building, customer relationship handling, business operations, and enterprise management, is qualified to be our Chairman of the Board.

Mr. Yip Wai Man Raymond, aged 49, has obtained over 18 years of experience in financial management. He was appointed as our CFO on March 16, 2020, and director since January 22, 2020. Mr. Yip joined ALECS and served as the director since 2015. He was appointed as our CFO on March 16, 2020. Mr. Yip obtained a Bachelor of Commerce from the Memorial University of Newfoundland in May 1994. He has been admitted by the Council of The University of New South Wales and the Senate of The University of Sydney with a degree of Master of Business Administration in October 2004. Mr. Yip became a member of the Institute of Chartered Accountants in Australia in January 2001, fellow member of the Hong Kong Institute of Certified Public Accountants in July 2016 and a member of Chartered Professional Accountants of British Columbia, Canada in March 2019. Mr. Yip worked in Ernst & Young from July 1996 to September 2001. Mr. Yip was employed by Fittec Electronics Co., Ltd as a financial controller between February 2002 and December 2004. He worked for Funmobile Limited from February 2005 to September 2011 with last position of chief financial officer. Mr. Yip had been a director of GPRO Technologies Berhad (now known as G Nepture Berhad), shares of which are listed on the ACE Market (GNB (0045)), Malaysia between November 2011 and March 2014 and a director of Industronics Berhad, shares of which are listed on the Main Board of Bursa Malaysia Securities Berhad (Itronic (9393)), Malaysia between January 2013 and February 2014. Mr. Yip is also appointed as independent non-executive Director of China Aluminum Cans Holdings Limited, shares of which are listed on the mainboard of Hong Kong Stock Exchange since May 27, 2016.

Mr. Lee Sze Wai will be appointed as our non-executive director upon closing of the offering. Mr. Lee has more than 28 years of experience in accounting, finance and investment. Mr. Lee is the Executive director of Forbes Global Media, CEO of Forbes China and also Executive director of Integrated Asset Management Company Limited and CEO of Capital Resources Investment Management Company Limited. Integrated Asset Management Company Limited is major shareholder of Forbes Media while Capital Resources Investment Management Company Limited engages in commodities trading in spot and future market. Mr. Lee is the fellow member of the Hong Kong Institute of Certified Public Accountants and CPA Australia. Mr. Lee received his Bachelor of Commerce degree majoring in Accountancy in Australia in 1992. After graduation, he joined Ernst & Young specializing in assurance and business advisory services. After 2000, he has been appointed as the CFO, Executive director, Independent non-executive director and CEO of many companies including Hong Kong listed company and asset management companies in Hong Kong.

Family Relationships

Except for the foregoing, none of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of three directors upon closing of this offering.

Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of relevant charges of the company.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

Our Board of Directors, which currently consists of Poon Tak Ching Anthony and Lee Sze Wai, are making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

Our Company currently does not have nominating, compensation committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our Board of Directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our directors.

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. We have conducted Board meetings regularly since inception. Each of our directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this prospectus, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each stockholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at our annual stockholders’ meetings. All communications from stockholders are relayed to the members of the Board.

Section 16(a) Beneficial Ownership Reporting Compliance

Our Ordinary Shares are not registered pursuant to Section 12 of the Exchange Act. Accordingly, officers, directors and principal shareholders are not subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended March 31, 2019 and March 31, 2018 earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded $100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other (US$)		Total (US$)
Yip Wai Man Raymond	2019							23,174		23,174
CFO	2018							67,819		67,819
Poon Tak Ching Anthony	2019								0	0
CEO	2018								0	0

Agreements with Named Executive Officers

We entered into employment agreements with our CEO on March 16, 2020, and with our CFO on March 16 2020. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

Our employment agreement with Poon Tak Ching Anthony, our CEO, provides his term of one year with an annual renumeration of HKD 600,000 (US$76,923.)

Our employment agreement with Yip Wai Man Raymond, our CFO, provides his term of one year with an annual renumeration of HKD 600,000 (US$76,923.)

Compensation of Directors

For the fiscal year ended March 31, 2019, we did not compensate our sole director.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors and executive officers who beneficially own our Ordinary Shares; and

●	each person known to us to own beneficially more than 5.0% of our Ordinary Shares

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [●] Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

The number and percentage of Ordinary Shares beneficially owned after the offering are based on [●] Ordinary Shares outstanding following the sale of [●] Ordinary Shares. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have [       ] shareholders of record, none of which are located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering			Ordinary Shares Beneficially Owned After this Offering		Percentage of Votes Held After this Offering
	Number		Percent	Number	Percent	Percent

Directors and Executive Officers:

Poon Tak Ching Anthony	4,250	(1)	42.5%	—	—%		%
Yip Wai Man Raymond	4,250	(2)	42.5%	—	—%		%
Lee Sze Wai	0		0%	—	—%		%

All directors and executive officers as a group	8,500		85%	—	—%		%

Principal Shareholders:
Yip Wai Man Raymond	4,250	(2)	42.5%
Poon Tak Ching Anthony	4,250	(1)	42.5%

(1) These shares are held by APTC Holdings Limited, a British Virgin Islands company 100% owned by Mr. Poon.

(2) These shares are held by Wing Sang Holdings Limited, a British Virgin Islands company 100% owned by Mr. Yip.

History of Share Capital

The Company was incorporated in the BVI on January 22, 2020. On January 22, 2020, we issued 10,000 ordinary shares to a founder shareholder.

The Company was initially authorized to issue up to a maximum of 50,000 shares of US$1.00 par value each in a single class. The number of shares the Company is authorized to issue was increased on various dates as follows:

Date	Number of shares the company is authorized to issue
January 22, 2020	50,000

SELLING SHAREHOLDERS

The following table sets forth certain information with respect to the selling shareholders’ beneficial ownership of our Ordinary Shares as of the date of this prospectus. Although there was no agreement between the Company and the shareholder to register these shares, the Company believes the registration of these shares is beneficial to the Company.

The percentage ownership information shown in the table below assumes that (i) there are [       ] Ordinary Shares outstanding as of the date of this prospectus, and (ii) shares of ordinary shares outstanding immediately after the closing of this offering. The selling shareholders did not have any material relationship with the Company within the past three years.

Name	Ordinary Beneficially Owned Before the Offering	Percentage of Ordinary Shares Beneficially Owned Before Offering		Ordinary Shares Registered in this Offering	Ordinary Shares Owned After Offering	Percentage of Ordinary Shares Beneficially Owned After the Offering
[Selling Shareholders’ Names]	[ ]	[ ]	%	[ ]	[ ]	[ ]	%

RELATED PARTY TRANSACTIONS

Material Transactions with Related Parties

The Company has loaned money to Mr. Yip Wai Man Raymond, the Company’s CFO and director pursuant to a loan agreement entered on July 1, 2017. As of September 30, 2019, the amount due from Mr. Yip is $2,161,196 HKD (US$312,472). As of March 31, 2019 and 2018, the amount due from Mr. Yip are $2,452,841 HKD and $2,879,884 HKD, respectively. The loan agreement provides that borrowings are interest free and are payable on demand. The amount was wholly settled in cash subsequently by March 2020.

Employment Agreements

See “Executive Compensation—Agreements with Named Executive Officers”.

DESCRIPTION OF SHARE CAPITAL

We were incorporated as a BVI business company under the BVI Act, in the British Virgin Islands on January 22, 2020. As of the date of this prospectus, our authorized share capital consisted of 50,000 Ordinary Shares, with a par value of $1.00 each.

As of the date of this prospectus, there were 10,000 Ordinary Shares issued and outstanding.

Upon the closing of this offering, we will have [●] Ordinary Shares issued and outstanding. Our authorized share capital post-offering will be $[●] divided into [●] Ordinary Shares of par value of $[●] each.

Our amended and restated memorandum and articles of association will become effective immediately prior to completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our issued shares are fully paid and non-assessable. Certificates evidencing the shares are issued in registered form. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If  (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the memorandum and articles of association. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Transfer of Ordinary Shares

Subject to the restrictions contained in our amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the OTCQB Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the OTCQB Market, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation

As permitted by the BVI Act and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if our assets exceed our liabilities and we are able to pay our debts as they fall due. We also may be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act, 2003 (as amended).

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our memorandum and articles of association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the OTCQB Market, or by any recognized stock exchange on which our securities are listed.

Variations of Rights of Shares

If at any time, the Company is authorized to issue more than one class of shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

General Meetings of Shareholders

Under our memorandum and articles of association, a copy of the notice of any meeting of shareholders shall be given not less than 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third of the issued shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the members present shall choose a shareholder to act to chair the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in present of by proxy shall preside as chairman, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A member of the Company is also entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find More Information.” Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Changes in Capital

We may from time to time by resolution of our board of directors, subject to our memorandum and articles of association:

●	amend our memorandum and articles of association to increase or decrease the maximum number of shares we are authorized to issue;

●	divide our authorized and issued shares into a larger number of shares;

●	combine our authorized and issued shares into a smaller number of shares; and

●	create new classes of shares with preferences to be determined by resolution of the board of directors to amend the memorandum and articles of association to create new classes of shares with such preferences at the time of authorization.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent or subsidiary, but need not be) is set out in the BVI Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands. The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Act.

A shareholder may dissent from (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 percent, or more of the shares of the company pursuant to the terms of the BVI Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the members proposes to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the following circumstances apply:

●	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

●	whether the shareholder is acting in good faith;

●	whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

●	whether the action is likely to proceed;

●	the costs of the proceedings; and

●	whether an alternative remedy is available.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, 2003 (as amended) for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

Our memorandum and articles of association provide that, subject to certain limitations, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Under the BVI Act there are no provisions, which specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The memorandum and articles of association of the company also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of ordinary shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under British Virgin Islands law, our directors in the exercise of their powers granted to them under our memorandum and articles of association and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Pursuant to the BVI Act and our memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the British Virgin Islands Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and memorandum and articles of association allow our shareholders holding 30% or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and our memorandum and articles of association fails to expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders, provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class. For these purposes the creation, designation or issue of preferred shares with rights and privileges ranking in priority to an existing class of shares is deemed not to be a variation of the rights of such existing class and may in accordance with our memorandum and articles of association be effected by resolution of directors without shareholder approval.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and while application has been made for the Ordinary Shares to be listed on the OTCQB Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Ordinary Shares representing approximately [●]% of our Ordinary Shares in issue. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the Ordinary Shares on the OTCQB Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

TAXATION

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the OTCQB Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending March 31, 2019. Our actual PFIC status for the current taxable year ending March 31, 2019 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the OTCQB Market. If the Ordinary Shares are regularly traded on the OTCQB Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Hong Kong Enterprise Taxation

Our subsidiary incorporated in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment of 2016/2017 and 2017/2018. As from year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HKD2,000,000, and 16.5% on any part of assessable profits over HKD2,000,000.

Under Hong Kong tax laws, our Hong Kong subsidiary are exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong. See “Dividend Policy” for further details on our dividend policy.

British Virgin Islands Taxation

The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders who are not tax resident in the British Virgin Islands.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the ordinary shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that we have any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between Hong Kong and the British Virgin Islands.

PLAN OF DISTRIBUTION

We have 10,000 Ordinary Shares issued and outstanding as of the date of this prospectus. This prospectus relates to the: (i) offering of up to [       ] Ordinary Shares by us at the price of $[       ] per share; and (ii) the resale of up to [       ] Ordinary Shares by the selling shareholders. There is no arrangement to address the possible effect of the offering on the price of the stock.

We intend to offer our securities through our management and our controlling shareholder. In connection with the Company’s selling efforts in the Offering, our management and/or controlling shareholder will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Exchange Act. Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our management and/or controlling shareholder is subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Our management and/or controlling shareholder will not be compensated in connection with his participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Any of our management and/or controlling shareholder is not, nor has he been within the past 12 months, a broker or dealer, and he is not, nor has he been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our management and/or controlling shareholder will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our management and/or controlling shareholder will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii). The selling shareholders may offer all or part of the shares for resale from time to time through public or private transactions, at either prevailing market prices or privately negotiated prices.

We will receive all proceeds from the sale of up to [       ] Shares being offered by us. The price per Share is fixed at $[       ] for the duration of this Offering. No public market currently exists for our shares of Ordinary Shares. There is presently no public market for our shares of Ordinary Shares. We intend to apply to have our shares listed on OTCQB Market, promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for quoting on OTCQB. We cannot assure you that our securities will continue to be quoted on OTCQB after this offering.

The Shares may be sold to purchasers from time to time directly by and subject to our discretion. Further, the Company will not offer its shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company and/or the purchasers of the shares for whom they may act as agents. The Ordinary Shares sold by the Company may be occasionally sold in one or more transactions; all shares sold under this prospectus will be sold at a fixed price of $[       ] per share.

In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those only if they have been registered or qualified for sale; an exemption from such registration or if qualification requirement is available and with which we have complied.

In addition and without limiting the foregoing, we will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Registration Statement is effective.

We will pay all expenses incidental to the registration of the newly offered shares (including registration pursuant to the securities laws of certain states) and the selling shareholders shares, which we expect to be $[       ]. The Company will not pay any of the selling commissions, brokerage fees and related expenses related to the selling shareholders transactions.

Offering Period and Expiration Date

This offering will start on the date that this registration statement is declared effective by the SEC and continue for a period of 180 days. The offering shall terminate on the earlier of (i) the date when the sale of all [       ] shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all [       ] shares registered under the Registration Statement of which this Prospectus is part, and (iii) 180 days of the effective date of this registration statement.

We will not accept any money until this registration statement is declared effective by the SEC.

Procedures for Subscribing

If you decide to subscribe for any shares in this offering, you must:

- execute and deliver a subscription agreement; and

- deliver a check or certified funds to us as instructed in the subscription agreement for acceptance or rejection.

All checks for subscriptions must be made payable to “ALE Group Holding Limited”. No subscription may be executed nor funds delivered prior to effectiveness of the registration statement.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 72 hours after we receive them.

DESCRIPTION OF CAPITAL STOCK

The authorized capital of the Company is 50,000 ordinary shares with a par value of $1.00 per share.

Ordinary Shares

As of the date hereof, 10,000 Ordinary Shares are issued and outstanding. Holders of our Ordinary Shares have the following rights: (i) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) is entitled to share ratably in all of the assets of the Company available for distribution to holders of Ordinary Shares upon liquidation, dissolution or winding up of the affairs of the Company (iii) does not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) is entitled to one non-cumulative vote per share on all matters on which stock holders may vote. Please refer to the Company’s memorandum and articles of association and the applicable statutes for a more complete description of the rights and liabilities of holders of the Company’s securities.

Preferred Stock

We do not have an authorized class of preferred shares.

Share Purchase Warrants

We have not issued and do not have any outstanding warrants to purchase our Ordinary Shares.

Options

We have not issued and do not have any outstanding options to purchase our Ordinary Shares.

Convertible Securities

We have not issued and do not have any outstanding securities convertible into our Ordinary Shares or any rights convertible or exchangeable into our Ordinary Shares.

Dividend Policy

We have never declared or paid any cash dividends on our Ordinary Shares. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the OTCQB Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
OTCQB Market Listing Fee	$	[●]
FINRA	$	[●]
Legal Fees and Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Printing and Engraving Expenses	$	[●]
Miscellaneous Expenses	$	[●]
Total Expenses	$	[●]

These expenses will be borne by us.

LEGAL MATTERS

The validity of the Ordinary Shares and certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Hunter Taubman Fischer & Li LLC. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to BVI law will be passed upon for us by [     ], our counsel as to BVI law. Legal matters as to Hong Kong law will be passed upon for us byGuantao & Chow Solicitors & Notaries.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements for the years ended March 31, 2019 and 2018 included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Friedman LLP is located at One Liberty Plaza, 165 Broadway 21st Floor, New York, NY 10006.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

ALE GROUP HOLDING LIMITED

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of ALE Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ALE Group Holding Limited and Subsidiaries (collectively, the “Company”) as of March 31, 2019 and 2018, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

March 17, 2020, except for Note 2, 6 and 8 which are dated May 6, 2020.

ALE GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2018	2019	2019
	HKD	HKD	US$
Assets
Current assets
Cash and cash equivalents	793,740	2,933,547	373,710
Accounts receivable, net	1,464,061	840,499	107,073
Prepaid income tax	110,880	-	-
Amount due from a director	2,879,884	2,452,841	312,472
Prepaid expenses, deposits and other receivables, net	27,521	16,551	2,108
Total current assets	5,276,086	6,243,438	795,363
Property and equipment, net	1,331,463	429,237	54,681
Long-term rental deposits	116,450	119,481	15,221
Deferred tax assets, net	-	48,022	6,118
Total non-current assets	1,447,913	596,740	76,020
Total assets	6,723,999	6,840,178	871,383

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	1,927,319	356,154	45,371
Deferred revenue	862,041	1,023,363	130,368
Income tax payable	-	57,305	7,300
Capital lease obligation, current portion	82,190	85,181	10,851
Total current liabilities	2,871,550	1,522,003	193,890
Other liabilities
Deferred tax liabilities, net	33,931	-	-
Capital lease obligation, net of current portion	99,675	14,494	1,846
Total other liabilities	133,606	14,494	1,846
Total liabilities	3,005,156	1,536,497	195,736

Commitment and contingencies

Stockholders’ equity:
Ordinary shares, US$ 1 par value, 50,000 shares authorized, 10,000 shares issued and outstanding as of March 31, 2018 and 2019, respectively	78,498	78,498	10,000
Shares subscription receivable	(78,498)	(78,498)	(10,000)
Additional paid-in capital	9,000	9,000	1,147
Retained earnings	3,709,843	5,294,681	674,500
Total stockholders’ equity	3,718,843	5,303,681	675,647
Total equity
Total liabilities and shareholders’ equity	6,273,999	6,840,178	871,383

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLDIATED STATEMENTS OF OPERATIONS

	For the years ended March 31,
	2018	2019	2019
	HKD	HKD	US$
Revenues
Accounting and corporate consultancy services	3,790,494	2,569,940	327,389
Taxation services	350,244	380,100	48,422
Company secretarial services	1,605,321	1,688,099	215,050
Total revenues	5,746,059	4,638,139	590,861
Operating expenses
Direct cost of revenues	2,853,945	1,064,856	135,654
Selling and marketing expenses	541,868	54,267	6,913
General and administrative expenses	3,671,289	1,846,182	235,188
Total operating expenses	7,067,102	2,965,305	377,755

(Loss) income from operations	(1,321,043)	1,672,834	213,106

Other income (expenses)
Interest expense	(8,056)	(5,170)	(659)
Other income	26,221	3,406	433
Total other income (expenses), net	18,165	(1,764)	(226)
(Loss) income before income tax	(1,302,878)	1,671,070	212,880

Income tax (benefit) expense
Current	87,701	168,185	21,425
Deferred	(245,209)	(81,953)	(10,440)
Total income tax (benefit) expense	(157,508)	86,232	10,985
Net (loss) income	(1,145,370)	1,584,838	201,895

Weighted average number of ordinary shares
Basic and diluted	10,000	10,000	10,000

Earnings (loss) per share
Basic and diluted	(114.54)	158.48	20.19

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Shares	Additional	Retained Earnings or
	Ordinary Shares		subscription	paid-in	(Accumulated
	Shares	Par Value	receivable	capital	Deficit)	Total	Total
		HKD	HKD	HKD	HKD	HKD	US$
Balance, March 31, 2017	10,000	78,498	(78,498)	9,000	4,855,213	4,864,213	619,662
Net loss	-	-	-	-	(1,145,370)	(1,145,370)	(145,910)
Balance, March 31, 2018	10,000	78,498	(78,498)	9,000	3,709,843	3,718,843	473,752
Net income	-	-	-	-	1,584,838	1,584,838	201,895
Balance, March 31, 2019	10,000	78,498	(78,498)	9,000	5,294,681	5,303,681	675,647

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2018	2019	2019
	HKD	HKD	US$

Cash flows from operating activities:
Net (loss) income	(1,145,370)	1,584,838	201,895
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation of property and equipment	923,216	902,226	114,936
Provision for doubtful accounts	831,122	(76,544)	(9,751)
Deferred tax benefit	(245,209)	(81,953)	(10,440)
Change in operation assets and liabilities
Accounts receivables	(950,999)	700,106	89,189
Prepaid expenses, deposits and other receivables	(1,193)	10,970	1,398
Long-term rental deposits	-	(3,031)	(386)
Accrued expenses and other payables	(342,887)	(1,571,165)	(200,154)
Deferred revenue	509,887	161,322	20,551
Income tax payable	(765,471)	-	-
Prepaid income tax	-	168,185	21,425
Net cash (used in) / provided by operating activities	(1,186,904)	1,794,954	228,663

Cash flow from investing activities:
Loans to a director	(2,354,561)	-	-
Repayments of loans from a director	-	427,043	54,401
Net cash (used in) / provided by investing activities	(2,354,561)	427,043	54,401

Cash flow from financing activities:
Repayment of capital lease	(79,304)	(82,190)	(10,470)
Net cash used in financing activities	(79,304)	(82,190)	(10,470)

Change in cash and cash equivalents	(3,620,769)	2,139,807	272,594

Cash and cash equivalents, beginning of the year	4,414,509	793,740	101,116

Cash and cash equivalents, end of the year	793,740	2,933,547	373,710

Supplemental cash flow information
Cash paid for income tax	847,646	-	-
Cash paid for interest expense	8,056	5,170	659

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

ALE Group Holding Limited (“the Company” or “ALE”) is a holding company incorporated on January 22, 2020 under the BVI law. The Company has no substantial operations other than holding all of the outstanding share capital of ALE (BVI) Limited (“BVI Sub”) which was incorporated under BVI law on February 20, 2020. BVI Sub is also a holding company holding of all the equity interest of ALE Corporate Services Ltd (“ALECS”), a Hong Kong Company incorporated on June 30, 2014. The Company, through ALECS, is engaged in providing accounting and corporate consulting services to small and medium-sized businesses. The Company’s headquarter is located in Hong Kong, China. All of the Company’s business activities are carried out by ALECS.

BVI Sub acquired all the equity interest of ALECS from the ALECS equity holders via certain share exchange agreement on March 10, 2020. ALE acquired all the equity interests of BVI Sub via certain share exchange agreement on March 11, 2020

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities

ALE Group Holding Limited (“the Company” or “ALE”)	● A BVI company ● Incorporated on January 22, 2020	-	Investment holding

ALE (BVI) Limited (“BVI Sub”)	● A BVI company ● Incorporated on February 20, 2020	100% owned by ALE	Investment holding

ALE Corporate Services Ltd (“ALECS”),	● A Hong Kong company ● Incorporated on June 30, 2014	100% owned by BVI Sub	Providing accounting and corporate consulting services to small and medium-sized businesses

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Reclassifications

Certain current and prior period amounts have been reclassified to provide better information. The reclassifications included (1) separation of deferred revenue from accrued expenses and other payables on the consolidated balance sheets, (2) separation of direct cost of revenues from general and administrative expenses on the consolidated statements of operations, and 3) reclassification of loans to a director and repayments of loans from a director from financing activities to investing activities on the consolidated statements of cash flows. These reclassifications had no impact to the total assets and liabilities, nor affect total revenues, operating (loss) income or net (loss) income or cash flows as previously reported.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including allowance for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the Company’s ability to realize deferred tax assets and uncertain tax positions, determinations of the useful lives of property and equipment, estimates of provision for doubtful accounts and valuation assumptions in performing asset impairment tests of long-lived assets.

Earnings per share

Basic earnings (loss) per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Foreign currency translation and transaction

The Company uses Hong Kong Dollar (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary in British Virgin Islands is United States Dollar (“US$”) and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in stockholders’ equity from HKD into the US$ as of and for the year ended March 31, 2019 are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD7.8498, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2019. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments;

●	Level 3 inputs to the valuation methodology are unobserved and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Company generates revenues from fees charged for the professional services provided to its clients. Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

There are three revenue streams within the Company’s operations: accounting and corporate consultancy services, tax services and company secretarial services.

Accounting and corporate consultancy services

Accounting and corporate consultancy services include accounting, corporate consultancy and internal control advisory services.

The revenues generated from accounting and corporate consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements. Except the Company’s current internal control advisory services, the Company delivers accounting and consultancy services throughout the contract term. Accordingly, the Company recognizes revenues for the accounting and consultancy services rendered throughout the contract terms on a monthly basis.

Since Company’s current internal control advisory services are provided once or twice a year, the Company recognized revenues for internal control advisory services based on the completed contract method.

Taxation services

The Company engages its clients for taxation services either on written or verbal agreements. The predetermined fees for taxation services are agreed by both the Company and its clients. The revenues are recognized in the amount that reflects the consideration agreed by the Company and its clients and the Company expects to receive upon the tax filings or provision deliverables are completed by the Company and delivered to its clients. The Company recognizes revenues after tax return filings or provision deliverables are rendered to its clients. The Company monitors collections of taxation service billings on a monthly basis.

Company secretarial services

The Company provides company secretarial services to its clients through verbal agreements. The predetermined fees for company secretarial services are agreed by both the Company and its clients. The revenues generated from the company’s secretarial services tendered on an annual basis and other agreed-upon services on non-recurring basis. Regarding the company’s secretarial services tendered on an annual basis, the revenues are recognized in the amount that reflects the consideration agreed by the Company and its clients and the Company expects to receive over the service terms. For other agreed-upon services on non-recurring basis, the revenues are recognized in the amount that reflects the consideration agreed by the Company and its clients and the Company expects to receive when the specified services are completed. The Company requests prepayments from majority of its clients for company secretarial services.

Reimbursable expenses, including those relating to travel and out-of-pocket expenses, are generally excluded from revenues.

Direct cost of revenues

Direct cost of revenues consists of employee compensation, related payroll benefits and the Company’s director remuneration which are attributable to the revenue-generating activities.

Cash and cash equivalents

Cash and cash equivalents primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at the third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the HK and US. Cash balances in bank accounts in HK are not insured by any insurance or other programs.

Deposits accounts dominated in Hong Kong Dollars, Renminbi or any other currency at the banks and financial institutions who are the members of Deposit Protection Scheme will be covered up to a limit of HKD500,000 (approximately US$63,696) per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. As of March 31, 2019 and 2018, cash balances, HKD2,358,672 (US$300,476) and HKD228,845, respectively, held in the financial institutions in Hong Kong are uninsured. The Company has not experienced any losses in bank accounts and believe its credit risk is not significant.

Accounts receivable, net

Accounts receivable represents the service fees earned from the clients but have not yet collected. Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectable accounts as needed. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the provision for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The provision is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is not probable.

Pursuant to ASC 310-10-35-41, account balances are charged off against the provision when the accounts receivables are deemed uncollectible. The Company deems the accounts receivables as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable. The Company measured the provision for doubtful accounts based on recoverability of the past due status (0-30 days, 31-60 days, 61-90 days, 91-182 days, 183 – 273 days, 274 – 365 days and over 365 days).

For each aging group, the Company determined the rate of doubtful accounts by identifying the average collection percentage for each aging group based on the past collection. Then, it calculates the rate of doubtful accounts by subtracting the average collection percentage. The table below summarized the measurement of provision for doubtful accounts:

Overdue with subsequent repayment	Historical % of the total subsequent repayment out of outstanding balance	The rate of bad debt (1.00 –recovery percentage)	Provision percentage per Company’s policy
< 30 days	94%	6%	5%
31 - 60 days	94%	6%	5%
61 - 90 days	94%	6%	5%
91-182 days	94%	6%	5%
183-273 days	84%	16%	20%
274-365 days	79%	21%	20%
>365 days	75%	25%	100%

The Company selected April 30, 2019 as the period end to summarize the recovery percentage information and the period from March 31, 2015 through March 31, 2018 as the look back period used to determine the historical percentage of the total subsequent repayment when the Company performed the measurement analysis during the fiscal years ended March 31, 2019 and 2018. The April 30, 2019 date is used as the measurement point because it allowed the Company to have a long enough period from its fiscal year ended March 31, 2018 to come up with sufficient historical data to analyze the recovery rate.

Provision for doubtful accounts was HKD918,902 (US$117,060) and HKD995,446 as of March 31, 2019 and 2018, respectively (See Note 3).

Prepaid expenses, deposits and other receivables

Prepaid expenses represent advance payments made to its vendors for certain prepaid services such as rentals of Company’s office and business registration.

Deposits consist of security payments made to utilities companies and are refundable upon termination of services. Other receivables include payments made to suppliers or vendors by the Company on behalf of a third party.

Long-term rental deposits

Long-term rental deposits represent security payments made to lessors for the Company’s office lease agreement entered in 2015. The Company made such security payments upon the commencement of the original lease agreement and expects to extend the lease agreement for over a year after the current extension is expired in 2020. Accordingly, such payments are classified as non-current.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Lesser of Lease Term or Estimated Useful Life
Leasehold improvements	5 years
Furniture and office equipment	5 years
Computer software	3-4 years
Automobiles	3-4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recover-ability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2019 and 2018, no impairment of long-lived assets was recognized.

Deferred revenue

Deferred revenue represents amounts billed to clients, such as retainers, in advance of our services being rendered. Clients may also make advance payments, which are held on deposit or receipt in advance until completion of work or over contract periods. Advance payments in excess of related accounts receivable are recognized in deferred revenue within the liabilities section of the Consolidated Balance Sheets.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising, commission, and entertainment expenses. Commission represents amounts paid to third parties for clients’ referral and entertainment expense included meals, and meetings with potential clients for marketing purposes. For the years ended March 31, 2019 and 2018, the Company’s selling and marketing expenses were HKD54,267 (US$6,913) and HKD541,868 respectively.

Employee benefits

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Leases

The company accounts for all significant leases as either operating or capital. At lease inception, if the lease meets any of the following four criteria, the Company will classify it as a capital lease; otherwise it will be treated as an operating lease: (a) transfer of ownership to leasee at the end of the lease term, (b) bargain purchase option, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, or (d) the present value of the minimum lease payments is 90% or more of the fair value of the leased asset.

The office lease of the Company is currently classified as an operating lease while automobile lease is classified as a capital lease.

Income tax

ALE Corporate Services Limited was incorporated in and carries trade and business in Hong Kong Special Administrative Region and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

No taxable income was generated outside Hong Kong for the years ended March 31, 2019 and 2018. The Company accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred tax.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assess-able or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method with respect to temporary differences arising from between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assess-able tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the consolidated statement of operations, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company had no uncertain tax position for the years ended March 31, 2019 and 2018. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and account receivables. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. Its credit risk with respect to cash and cash equivalents is discussed under “Cash and cash equivalent” in this section.

Account receivables primarily comprise of amounts receivable from the service clients. With respect to the prepayment to service suppliers, the Company performs on-going credit evaluations of the financial condition of these suppliers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service providers and other information.

Concentration of customers

As of March 31, 2019, one customer accounted for 19.7% of the Company’s total accounts receivable. As of March 31, 2018, two customers accounted for 16.4% and 14.0% of the Company’s total accounts receivable, respectively.

For the year ended March 31, 2019, one major customer accounted for 32.8% of the Company’s total revenues. For the year ended March 31, 2018, one major customer accounted for 18.2% of the Company’s total revenues.

Recently accounting pronouncements but not yet adopted

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance, and creates guidance for when revenue should be recognized from the exchange of goods or services. ASU No. 2016-08 was issued in March 2016 to clarify the principal versus agent guidance in this new revenue recognition standard. ASU 2016-10 was issued in April 2016 to clarify the guidance on accounting for licenses of intellectual property and identifying performance obligations in the new revenue recognition standard. ASU 2016-12 was issued in May 2016 to clarify the guidance on transition, collect-ability, non-cash consideration and the presentation of sales and other similar taxes in the new revenue recognition standard. ASU 2016-20 was issued in December 2016 to make technical corrections and improvements on narrow aspects of this guidance. ASU No. 2015-14 was issued in August 2015 to defer the effective date of ASU 2014-09 for one year. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The object is to address certain issues identified by the FASB-IASB Joint Transition Resource Group for Revenue Recognition. The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The new standard permits adoption either by using (i) a full retrospective approach for all periods presented in the period of adoption or (ii) a modified retrospective approach with the cumulative effect of initially applying the new standard recognized at the date of initial application and providing certain additional disclosures. The new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfil contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfil a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has completed its initial analysis of Topic 606 and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change. The Company plans to adopt Topic 606 using the modified retrospective method in the first quarter of fiscal 2020. Based on the Company’s analysis, it did not identify a material cumulative catch-up adjustment to the opening balance sheet of retained earnings on April 1, 2019. The Company’s future consolidated financial statements will include additional disclosures as required by Topic 606.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The Company will adopt this new accounting guidance on April 1, 2019. Based on the Company’s analysis, upon the transition to the adoption of ASC Topic 842, the Company will recognize HKD377,392 (US$48,136) lease asset and HKD377,392 (US$48,136) lease liability related to its existing operating lease arrangement. The Company’s accounting for finance lease (previously called capital lease) remains substantially unchanged. ASC Topic 842 adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2017, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2017-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the impact of this standard on the Company’s financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. Adoption of this guidance is required for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact ASU 2018-13 will have on its financial statements.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intraperiod allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. The guidance is effective for calendar year-end public entities on January 1, 2021 and other entities on January 1, 2022. The Company is evaluating the impact of this guidance on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

Note 3 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	March 31, 2018	March 31, 2019
	HKD	HKD	US$
Accounts receivable	2,459,507	1,759,401	224,133
Less: Provision for doubtful accounts	(995,446)	(918,902)	(117,060)
Accounts receivable, net	1,464,061	840,499	107,073

For the years ended March 31, 2019 and 2018, the provision for doubtful accounts was HKD (76,544) (US$9,751) and HKD831,122, respectively.

The following table sets forth the movement of provision for doubtful accounts:

	March 31, 2018	March 31, 2019
	HKD	HKD	US$
Beginning balance	164,324	995,446	126,811
Addition	831,122	-	-
Recovery	-	(76,544)	(9,751)
Ending balance	995,446	918,902	117,060

Note 4 — Prepaid expenses, deposits and other receivables, net

Prepaid expenses, deposits and other receivables, net included the following:

	March 31, 2018	March 31, 2019
	HKD	HKD	US$
Prepaid business registration	3,970	-	-
Utilities deposits	4,551	4,551	579
Reimbursement receivables	19,000	12,000	1,529
Total	27,521	16,551	2,108

Deposits to utilities companies such as telecommunication and electricity companies are refundable upon the termination of services. Reimbursement receivables represent the amount the Company paid to the suppliers and vendors.

Note 5 — Property and equipment, net

Property and equipment consisted of the following:

	March 31, 2018	March 31, 2019
	HKD	HKD	US$
Leasehold improvements	154,912	154,912	19,735
Furniture and office equipment	131,757	131,757	16,785
Computer software	2,480,000	2,480,000	315,931
Automobile under a capital lease	406,274	406,274	51,756
Subtotal	3,172,943	3,172,943	404,207
Less: accumulated depreciation	(1,841,480)	(2,743,706)	(349,526)
Total	1,331,463	429,237	54,681

Depreciation expense for the years ended March 31, 2019 and 2018 amounted to HKD902,226 (US$114,936) and HKD923,216, respectively.

Automobile under capital lease

On December 2, 2015, the Company entered into a capital lease agreement with a third party to lease an automobile for 54 months for HKD406,274 (US$51,756). The lease required a one-time payment of HKD43,680, monthly lease payments of HKD7,280 from December 2, 2015 through May 2, 2020 and interest rate per annum of 1.5%. The Company placed this vehicle into service in December 2015; accordingly, it has been capitalized. As of March 31,2019 and 2018, the accumulated depreciation of the automobile was HKD406,274 (US$51,756) and HKD305,382, respectively.

Note 6 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	March 31, 2018	March 31, 2019
	HKD	HKD	US$
Accrued employee compensation	-	152,100	19,377
Accrued professional fees	235,350	-	-
Payable for computer software acquisition	1,080,000	-	-
Accrued commission fee	304,528	-	-
Customer advance payable to third party vendors or government agencies	307,441	204,054	25,994
Total	1,927,319	356,154	45,371

Note 7 — Taxes

British Virgin Islands

ALE Group Holding and ALE (BVI) Limited are incorporated in the British Virgin Islands and conduct all of the Company’s businesses through the Company’s subsidiary in Hong Kong, ALE Corporate Services Limited. Under the current laws of the British Virgin Islands, ALE Group Holding and ALE (BVI) Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by the ALE (BVI) Limited and the Company’s subsidiary in Hong Kong, ALE Corporate Services Limited to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Two-tier Profits Tax Rates

ALECS is incorporated in Hong Kong and is subject to the Hong Kong profits tax compliance.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018 and 2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rates on its Profits Tax Return. The election is irrevocable.

ALECS applies the original tax rate of 16.5% for their provision for current income and deferred taxes.

For the tax year 2018 and 2019, the Financial Secretary of Hong Kong provided concessionary measures by providing tax reduction (“tax credit”) of profits tax up to HKD20,000 per case.

Net operating loss will be carryforward indefinitely under Hong Kong Profits Tax regulation. As of March 31, 2019 and 2018, the Company does not generate net operating loss carry forwards available to offset future taxable income.

The income tax provision consisted of the following components:

	March 31, 2018	March 31, 2019
	HKD	HKD	US$
Current:
Hong Kong	87,701	168,185	21,425
Total current	87,701	168,185	21,425

Deferred:
Hong Kong	(245,209)	(81,953)	(10,440)
Total deferred	(245,209)	(81,953)	(10,440)
Total provision for income taxes	(157,508)	86,232	10,985

A reconciliation between the Company’s actual provision for income taxes and the provision at the Hong Kong statutory income tax rate is as follow:

	March 31, 2018	March 31, 2019
	HKD	HKD	US$
Income (loss) before income tax	(1,302,878)	1,671,070	212,880
Hong Kong income tax rate	16.50%	16.50%	16.50%
Income tax expense computed at statutory rate	(214,975)	275,727	35,125
Reconciling items:
Non-taxable items in Hong Kong	(25)	(174,495)	(22,229)
Non-deductible items in Hong Kong	62,492	-	-
Tax credit	(5,000)	(15,000)	(1,911)
Total income tax expense	(157,508)	86,232	10,985
Effective tax rate	12.1%	5.2%	5.2%

Deferred tax

Significant components of deferred tax assets were as follows:

	March 31, 2018	March 31, 2019
	HKD	HKD	US$
Deferred tax assets:
Provision for doubtful accounts	164,249	151,619	19,315
Total deferred tax assets	164,249	151,619	19,315

Deferred tax liabilities:
Depreciation	(198,180)	(103,597)	(13,197)
Total deferred tax liabilities	(198,180)	(103,597)	(13,197)
Deferred tax (liabilities) assets, net	(33,931)	48,022	6,118

The Company believes that a valuation allowance is not necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that the Company generated profits for the year ended March 31, 2019.

The Company evaluated the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measured the unrecognized benefits associated with the tax positions. For the years ended March 31, 2019 and 2018, the Company had no unrecognized tax benefits.

Note 8 —Related party transactions and balances

The following is a summary of a related party’s balances as of March 31, 2019 and 2018:

Mr. Raymond Wai Man Yip (“Mr. Yip”), a director and shareholder of ALE Corporate Services Limited

Amount due from a director

Name of related party	Relationship	Nature of transactions	March 31, 2018	March 31, 2019
			HKD	HKD	US$
Mr. Raymond Wai Man Yip	Mr. Yip is a director and shareholder of ALE Corporate Services Limited	The receivable represented payments made on the behalf of the director and shareholder by ALE Corporate Services Limited. The loan agreement provides that borrowings are interest free and are payable on demand. The amount was wholly settled in cash subsequently by March 2020.	2,879,884	2,452,841	312,472
			2,879,884	2,452,841	312,472

Note 9 — Commitments and Contingencies

Commitments:

Non-cancellable operating lease obligation:

The Company’s commitment for minimum lease payment under its operating lease for office facility as of March 31, 2019 is as follow:

Year ending March 31,	Amount (HKD)	Amount (US$)
2020	386,892	49,287
Total	386,892	49,287

Total operating lease expense for office space for the years ended March 31, 2019, and 2018 was HKD 422,064 (US$53,767) and HKD411,317, respectively.

Capital Lease Obligation:

As of March 31, 2019 and 2018, the Company’s capital lease obligation was HKD99,675 (US$12,698) and HKD181,865, respectively. The capital lease obligation bears an interest rate at 1.5% per annum.

The following is a schedule of future lease payments as of March 31, 2019:

Year ending March 31,	Amount (HKD)	Amount (US$)
2020	87,360	11,129
2021	14,560	1,855
Total future lease payments	101,920	12,984
Amount representing interest	2,245	287
Present value of future payments	99,675	12,697
Less: current portion	85,181	10,851
Long term portion	14,494	1,846

Contingencies:

In the ordinary course of business, the Company may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its consolidated financial position, results of operations or liquidity. As of March 31, 2019, the Company had no outstanding lawsuits nor claims.

Note 10 — Equity

Ordinary shares

On March 11, 2020, 10,000 ordinary shares of the Company were issued to the participating shareholders in connection with the restructuring of the Company.

Dividends

The Company declared and paid HKD1,700,000 (approximately US$216,566) to its shareholder on May 17, 2019 and July 9, 2019, respectively. The dividend per share was HKD0.17 (US$0.022).

Note 11 — Subsequent events

Amount due from director of HKD2,452,841 (US$312,472) was wholly settled subsequently by March 13, 2020.

The Company evaluated all events and transactions that occurred after March 31, 2019 up through the date the Company issued the consolidated financial statements. Other than the events disclosed above, there were no other subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

ALE GROUP HOLDING LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	September 30,
	2019	2019	2019
	HKD	HKD	US$
Assets
Current assets
Cash and cash equivalents	2,933,547	1,961,886	250,237
Accounts receivable, net	840,499	3,444,189	439,304
Amount due from a director	2,452,841	2,161,196	275,659
Deposits and other receivables, net	16,551	16,551	2,111
Total current assets	6,243,438	7,583,822	967,311

Property and equipment, net	429,237	238,569	30,429
Long-term rental deposits	119,481	119,481	15,240
Right-of-use asset – operating lease	-	173,683	22,153
Deferred tax assets, net	48,022	103,301	13,176
Total non-current assets	596,740	635,034	80,998
Total assets	6,840,178	8,218,856	1,048,309

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	356,154	223,567	28,515
Deferred revenue	1,023,363	760,612	97,016
Income tax payable	57,305	603,254	76,945
Finance lease obligation, current portion	85,181	57,465	7,330
Operating lease obligation, current portion	-	173,683	22,153
Total current liabilities	1,522,003	1,818,581	231,959
Other liabilities
Finance lease obligation, net of current portion	14,494	-	-
Total other liabilities	14,494	-	-
Total liabilities	1,536,497	1,818,581	231,959

Commitment and contingencies

Stockholders’ equity:
Ordinary shares, US$ 1 par value, 50,000 shares authorized, 10,000 shares issued and outstanding as of September 30, 2019 and March 31, 2019, respectively	78,498	78,498	10,000
Shares subscription receivable	(78,498)	(78,498)	(10,000)
Additional paid-in capital	9,000	9,000	1,147
Retained earnings	5,294,681	6,391,275	815,203
Total stockholders’ equity	5,303,681	6,400,275	816,350
Total equity
Total liabilities and shareholders’ equity	6,840,178	8,218,856	1,048,309

The accompany notes are an integral part of these interim condensed consolidated financial statements.

ALE GROUP HOLIDING LIMITED

INTERIM CONDENSED CONSOLDIATED STATEMENTS OF INCOME

(UNAUDITED)

	For the six months ended September 30,
	2018	2019	2019
	HKD	HKD	US$
Revenues
Accounting and corporate consultancy services	1,053,940	4,698,320	599,267
Taxation services	264,600	194,900	24,859
Company secretarial services	829,456	855,902	109,170
Total revenues	2,147,996	5,749,122	733,296
Operating expenses
Direct cost of revenues	281,991	1,142,833	145,768
Selling and marketing expenses	22,219	197,661	25,211
General and administrative expenses	1,411,423	1,121,647	143,065
Total operating expenses	1,715,633	2,462,141	314,044

Income from operations	432,363	3,286,981	419,252

Other income (expenses)
Interest expense	(2,952)	(1,470)	(187)
Other income	351	1,753	224
Total other (expenses) income, net	(2,601)	283	37
Income before income tax	429,762	3,287,264	419,289

Income tax (benefit) expense
Current	84,575	545,949	69,636
Deferred	(111,815)	(55,279)	(7,051)
Total income tax (benefit) expense	(27,240)	490,670	62,585
Net income	457,002	2,796,594	356,704

Weighted average number of ordinary shares
Basic and diluted	10,000	10,000	10,000

Earnings per share
Basic and diluted	45.70	279.66	35.67

The accompany notes are an integral part of these interim condensed consolidated financial statements.

ALE GROUP HOLIDING LIMITED

INTERIM CONDENSED CONSOLDIATED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

For the six months ended September 30, 2018

			Shares
	Ordinary Shares		subscription	Additional	Retained
	Shares	Par Value	receivable	paid-in capital	Earnings	Total	Total
		HKD	HKD	HKD	HKD	HKD	US$
Balance, As of year ended March 31, 2018	10,000	78,498	(78,498)	9,000	3,709,843	3,718,843	474,336
Net income	-	-	-	-	457,002	457,002	58,290
Balance, For the six months ended September 30, 2018	10,000	78,498	(78,498)	9,000	4,166,845	4,175,845	532,626

For the six months ended September 30, 2019

			Shares
	Ordinary Shares		subscription	Additional	Retained
	Shares	Par Value	receivable	paid-in capital	Earnings	Total	Total
		HKD	HKD	HKD	HKD	HKD	US$
Balance, As of year ended March 31, 2019	10,000	78,498	(78,498)	9,000	5,294,681	5,303,681	676,480
Dividend declared	-	-	-	-	(1,700,000)	(1,700,000)	(216,834)
Net income	-	-	-	-	2,796,594	2,796,594	356,704
Balance, For the six months ended September 30, 2019	10,000	78,498	(78,498)	9,000	6,391,275	6,400,275	816,350

The accompany notes are an integral part of these interim condensed consolidated financial statements.

ALE GROUP HOLIDING LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended September 30,
	2018	2019	2019
	HKD	HKD	US$
Cash flows from operating activities:
Net income	457,002	2,796,594	356,704
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	461,608	190,668	24,320
Amortization of right-of-use asset-Operating lease	-	203,709	25,983
Provision for doubtful accounts	440,087	293,377	37,420
Deferred income tax	(111,815)	(55,279)	(7,051)
Change in operation assets and liabilities
Accounts receivables	83,075	(2,897,067)	(369,519)
Prepaid expenses	3,970	-	-
Operating lease obligation	-	(203,709)	(25,983)
Accrued expenses and other payables	(100,825)	(132,587)	(16,911)
Deferred revenue	36,954	(262,751)	(33,514)
Income tax payable	84,575	545,949	69,635
Net cash provided by operating activities	1,354,631	478,904	61,084

Cash flow from investing activities:
Loans to a director	(1,493,814)	-	-
Repayments of loans from a director	-	291,645	37,199
Net cash (used in) provided by investing activities	(1,493,814)	291,645	37,199

Cash flow from financing activities:
Repayment of finance lease	(40,728)	(42,210)	(5,384)
Dividend paid	-	(1,700,000)	(216,834)
Net cash used in financing activities	(40,728)	(1,742,210)	(222,218)

Change in cash and cash equivalents	(179,911)	(971,661)	(123,935)

Cash and cash equivalents, beginning of the period	793,740	2,933,547	374,172

Cash and cash equivalents, end of the period	613,829	1,961,886	250,237

Supplemental cash flow information
Cash paid for income tax	-	-	-
Cash paid for interest expense	2,952	1,470	188

The accompany notes are an integral part of these interim condensed consolidated financial statements.

ALE GROUP HOLIDING LIMITED

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1 — Nature of business and organization

ALE Group Holding Limited (the “Company” or “ALE”) is a holding company incorporated on January 22, 2020 under the BVI law. The Company has no substantial operations other than holding all of the outstanding share capital of ALE (BVI) Limited (“BVI Sub”) which was incorporated under BVI law on February 20, 2020. BVI Sub is also a holding company holding of all the equity interest of ALE Corporate Services Ltd (“ALECS”), a Hong Kong Company incorporated on June 30, 2014. The Company, through ALECS, is engaged in providing accounting and corporate consulting services to small and medium-sized businesses. The Company’s headquarter is located in Hong Kong, China. All of the Company’s business activities are carried out by ALECS.

BVI Sub acquired all the equity interest of ALECS from the ALECS equity holders via certain share exchange agreement on March 10, 2020. ALE acquired all the equity interests of BVI Sub via certain share exchange agreement on March 11, 2020

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
ALE Group Holding Limited (“ALE”)	● A BVI company ● Incorporated on January 22, 2020	-	Investment holding
ALE (BVI) Limited (“BVI Sub”)	● A BVI company ● Incorporated on February 20, 2020	100% owned by ALE	Investment holding
ALE Corporate Services Ltd (“ALECS”),	● A Hong Kong company ● Incorporated on June 30, 2014	100% owned by BVI Sub	Providing accounting and corporate consulting services to small and medium-sized businesses

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Reclassifications

Certain current and prior period amounts have been reclassified to provide better information. The reclassifications included (1) separation of deferred revenue from accrued expenses and other payables on the consolidated balance sheets, (2) separation of direct cost of revenues from general and administrative expenses on the consolidated statements of operations, and 3) reclassification of loans to a director and repayments of loans from a director from financing activities to investing activities on the consolidated statements of cash flows. These reclassifications had no impact to the total assets and liabilities, nor affect total revenues, operating (loss) income or net (loss) income or cash flows as previously reported.

Use of estimates and assumptions

The preparation of interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including allowance for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the Company’s ability to realize deferred tax assets and uncertain tax position, determinations of the useful lives of property and equipment, estimates of allowance for doubtful accounts and valuation assumptions in performing asset impairment tests of long-lived assets.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Foreign currency translation and transaction

The Company uses Hong Kong Dollar (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary in British Virgin Islands is United States Dollar (“US$”) and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

Convenience translation

Translations of balances in the interim condensed consolidated balance sheets, interim condensed consolidated statements of income, interim condensed consolidated statements of changes in shareholders’ equity and interim condensed consolidated statements of cash flows from HKD into US$ as of and for the six months ended September 30, 2019 are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD7.8401, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2019. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobserved and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the balance sheets at face value or cost because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

Effective April 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting period beginning after April 1, 2019 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There was no cumulative effect adjustments for service contracts in place prior to April 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s interim condensed consolidated financial statements.

The five-step model defined by ASC Topic 606 requires the Company to (1) identify our contracts with customers, (2) identify our performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to our performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the consideration the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company generates revenues from fees charged for the professional services (accounting and corporate consultancy, taxation and company secretary) provided to its clients.

There are three revenue streams within the Company’s operations: accounting and corporate consultancy services, tax services and company secretarial services.

Accounting and corporate consultancy services

Accounting and corporate consultancy services include accounting, corporate consultancy and internal control advisory services.

The revenues generated from accounting and corporate consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements.

Except the Company’s current internal control advisory projects, the Company delivers accounting and consultancy services on a monthly basis throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefit consumed by the customers is substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly accounting and corporate consultancy services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The entire transaction prices of accounting and corporate consultancy services are allocated to the single performance obligation. There is no variable consideration, significant financing components or noncash consideration in the contracts. Accordingly, based on the output methods, the Company recognizes revenues for the accounting and consultancy services on a monthly basis when it satisfies its performance obligations that it renders accounting and corporate consultancy services throughout the contract terms.

The Company’s current internal control advisory services are provided once or twice a year. There is only one performance obligation of the Company’s internal control advisory services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as our clients cannot benefit from the standalone task. The transaction price is allocated to one performance obligation. Based on the output methods, the Company recognizes revenues for internal control advisory services at a point in time when the services agreed-upon are delivered to the clients.

There is no contract asset that the Company has right to consideration in exchange for its accounting and corporate consultancy services that the Company has transferred to customers when that right is conditioned on something other than the passage of time.

Taxation services

The Company engages its clients for taxation services either on written or verbal agreements. The predetermined fees for taxation services are agreed by both the Company and its clients. There is only one performance obligation of the Company’s taxation services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as our clients cannot benefit from the standalone task. The transaction price is allocated to one performance obligation. There is no variable consideration, significant financing components or noncash consideration in the contracts. The revenues are recognized in the amount that reflects the consideration agreed by the Company and its clients and the Company expects to receive upon the tax filings or provision deliverables are completed by the Company and delivered to its clients. Base on the output methods, the Company recognizes revenues when it performs obligations at a point in time that the tax return filings or provision deliverables are rendered to its clients. The Company monitors collections of taxation service billings on a monthly basis.

There is no contract asset that the Company has right to consideration in exchange for its taxation services that the Company has transferred to customers when that right is conditioned on something other than the passage of time.

Company secretarial services

The Company provides company secretarial services to its clients through verbal agreements. The predetermined fees for company secretarial services are agreed by both the Company and its clients. The revenues generated from the company’s secretarial services tendered on an annual basis and other agreed-upon services on non-recurring basis.

Regarding the company’s secretarial services tendered on an annual basis. the Company concludes that the service provided each month during the annual service term (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefit consumed by the customers is substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly company secretarial services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  For other agreed-upon services on non-recurring basis, the services are separable and distinct as our clients benefit from each standalone task. The revenue for non-concurring services are recognized when the specified performance criteria is met along with the satisfaction of other applicable revenue recognition criteria. The Company’s contracts for company secretarial services provides no variable consideration, financial components or noncash consideration. The Company requests prepayments from majority of its clients for company secretarial services.

There is no contract asset that the Company has right to consideration in exchange for its company secretarial services that the Company has transferred to customers when that right is conditioned on something other than the passage of time.

Reimbursable expenses, including those relating to travel and out-of-pocket expenses, are generally excluded from revenues.

Direct Cost of Revenues

Direct cost of revenues consists of employee compensation, related payroll benefits and the Company’s director remuneration which are attributable to the revenue-generating activities.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at the third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the HK and US. Cash balances in bank accounts in HK are not insured by any insurance or other programs.

Deposits accounts dominated in Hong Kong Dollars, Renminbi or any other currency at the banks and financial institutions who are the members of Deposit Protection Scheme will be covered up to a limit of HKD500,000 (approximately US$ 63,775) per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. As of September 30, 2019 and March 31, 2019, cash balances, HKD1,403,106 (US$178,965) and HKD2,358,672, respectively, held in the financial institutions in Hong Kong are uninsured. The Company has not experienced any losses in bank accounts and believe its credit risk is not significant.

Accounts receivable, net

Accounts receivable represents the service fees earned from the clients but have not yet collected. Accounts receivable are recorded at net realizable value consisting of the carrying amount less a provision for doubtful accounts as needed. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the provision for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The provision is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is not probable.

Pursuant to ASC 310-10-35-41, account balances are charged off against the provision for doubtful accounts when the accounts receivables are deemed uncollectible. The Company deems the accounts receivables as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable. The Company measured the provision for doubtful accounts based on recoverability of the past due status (0-30 days, 31-60 days, 61-90 days, 91-182 days, 183 – 273 days, 274 – 365 days and over 365 days).

For each aging group, the Company determined the rate of doubtful accounts by identifying the average collection percentage for each aging group based on the past collection. Then, it calculates the rate of doubtful accounts by subtracting the average collection percentage. The table below summarized the measurement of provision for doubtful accounts:

Overdue with subsequent repayment	Historical % of the total subsequent repayment out of outstanding balance	The rate of bad debt (1.00 –recovery percentage)	Provision percentage per Company’s policy
< 30 days	94%	6%	5%
31 - 60 days	94%	6%	5%
61 - 90 days	94%	6%	5%
91-182 days	94%	6%	5%
183-273 days	84%	16%	20%
274-365 days	79%	21%	20%
>365 days	75%	25%	100%

The Company selected April 30, 2019 as the period end to summarize the recovery percentage information and the period from March 31, 2015 through March 31, 2018 as the look back period used to determine the historical percentage of the total subsequent repayment when the Company performed the measurement analysis for the six months ended September 30, 2019 and the fiscal year ended March 31, 2019. The April 30, 2019 date is used as the measurement point because it allowed the Company to have a long enough period from its fiscal year ended March 31, 2018 to come up with sufficient historical data to analyze the recovery rate.

Provision for doubtful accounts was HKD1,212,279 (US$154,625) and HKD918,902 as of September 30, 2019 and March 31, 2019, respectively (See Note 4).

Deposits and other receivables, net

Deposits consist of security payments made to utilities companies and are refundable upon termination of services. Other receivables include payments made to suppliers or vendors by us on behalf of a third party.

Long-term rental deposits

Long-term rental deposits represent security payments made to a lessor for our office lease agreement entered in 2015. The Company made such security payments upon the commencement of the original lease agreement and expects to extend the lease agreement for over 1-2 year(s) after our current extension is expired in 2020. Accordingly, such payments are classified as non-current.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Lesser of Lease Term or Estimated Useful Life
Leasehold improvements	5 years
Furniture and office equipment	5 years
Computer software	3-4 years
Automobiles	3-4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recover-ability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2019 and March 31, 2019, no impairment of long-lived assets was recognized.

Deferred revenue

Deferred revenue represents amounts billed to clients, such as retainers, in advance of our services being rendered. Clients may also make advance payments, which are held on deposit or receipt in advance until completion of work or over contract periods. Advance payments in excess of related accounts receivable are recognized in deferred revenue within the liabilities section of the Interim Condensed Consolidated Balance Sheets.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising, commission, and entertainment expenses. Commission represents amounts paid to third parties for clients’ referral and entertainment expense included meals, and meetings with potential clients for marketing purposes. For the six months ended September 30, 2019 and 2018, our selling and marketing expenses were HKD197,661 (US$25,211) and HKD22,219 respectively.

Employee benefits

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Leases

In February 2016, the FASB issued ASU 2016-12, Leases (ASC Topic 842), which amends the leases requirements in ASC Topic 840, Leases. Under the new lease accounting standard, a lessee will be required to recognize a right-of-use asset and lease liability for most leases on the balance sheet. The new standard also modifies the classification criteria and accounting for sales-type and direct financing leases, and enhances the disclosure requirements. Leases will continue to be classified as either finance or operating leases.

The Company adopted ASC Topic 842 using the modified retrospective transition method effective April 1, 2019. Upon the transition of the adoption, the Company recognized a HKD377,392 (US$48,136) lease asset and HKD377,392 (US$48,136) lease liability related to its existing operating lease arrangement. The Company’s accounting for finance lease (previously called capital lease) remains substantially unchanged. ASC Topic 842 adoption did not have a material impact on the Company’s interim condensed consolidated financial statements.

The Company determines if an arrangement is a lease at inception. The lease payments under the lease arrangements are fixed. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company generally uses the base, non-cancelable, lease term when determining the lease assets and liabilities.

Operating lease expense is recognized on a straight-line basis over the lease term.

Income tax

ALE Corporate Services Limited is incorporated in and carries trade and business in Hong Kong Special Administrative Region and is subject to Hong Kong Profits Tax under Inland Revenue Department Ordinance.

No taxable income was generated outside Hong Kong for the six months ended September 30, 2019 and 2018. The Company accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred tax.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assess-able or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method with respect to temporary differences arising from between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company had no uncertain tax position as of September 30, 2019 and March 31, 2019. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and account receivables. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Company’s credit risk with respect to cash and cash equivalents is discussed under “Cash and cash equivalent” in this section.

Accounts receivable primarily comprise of amounts receivable from the service clients. With respect to the prepayment to service suppliers, the Company performs on-going credit evaluations of the financial condition of these suppliers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of customers

As of September 30, 2019, five customers accounted for 10.3%, 10.3%, 10.6%, 14.2% and 14.2% of the Company’s total accounts receivable. As of March 31, 2019, one customer accounted for 19.7% of the Company’s total accounts receivable, respectively.

For the six months ended September 30, 2019, four major customers accounted for 13.1%, 13.1%, 11.5%, 11.5%, respectively of the Company’s total revenues. For the six months ended September 30, 2018, one major customer accounted for 34.9% of the Company’s total revenues.

Recent accounting pronouncements

Recently Adopted Accounting Standards

Adoption of ASC Topic 606, “Revenue from Contracts with Customers”

In May 2014, the Financial Accounting Standards Board (FASB) issued Topic 606, which supersedes the revenue recognition requirements in Topic 605. We adopted Topic 606 as of April 1, 2019 using the modified retrospective transition method applied to those contracts which were not completed as of April 1, 2019. See Note 2 “Revenue Recognition” above for further details.

Adoption of ASC Topic 842, “Leases”

In February 2016, the FASB issued ASU 2016-12, Leases (ASC Topic 842), which amends the leases requirements in ASC Topic 840, Leases.

We adopted ASC Topic 842 using the modified retrospective transition method effective April 1, 2019. We recognized the cumulative effect of initially applying ASC Topic 842 as an adjustment to the opening retained earnings on the adoption date without revising the balances in comparative periods. See Note 2 “Leases” above for further details.

Accounting Pronouncements Issued But Not Yet Adopted

In June 2017, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2017-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is still evaluating the impact of this standard on the Company’s financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. Adoption of this guidance is required for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact ASU 2018-13 will have on its financial statements.

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intraperiod allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. The guidance is effective for calendar year-end public entities on January 1, 2021 and other entities on January 1, 2022. The Company is evaluating the impact of this guidance on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

Note 3 — Revenue

Effective April 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting period beginning after April 1, 2019 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged. There was no cumulative effect adjustments made to the contracts in place prior to April 1, 2019. The effect from the adoption of ASC Topic 606 was not material to the Company’s interim condensed consolidated financial statements.

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the consideration the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Company’s revenues disaggregated by service lines for the six months ended September 30, 2019 and 2018:

	For the six months ended September 30, 2018	For the six months ended September 30, 2019
	HKD	HKD	US$
Accounting services	303,940	324,000	41,326
Consultancy services	750,000	4,260,000	543,360
Internal control	-	114,320	14,581
Subtotal Accounting and corporate consultancy services	1,053,940	4,698,320	599,267
Taxation services	264,600	194,900	24,859
Company secretarial services	829,456	855,902	109,170
Total revenues	2,147,996	5,749,122	733,296

The following table presents the Company’s revenues disaggregated by the timing of revenue recognition for the six months ended September 30, 2019 and 2018:

	For the six months ended September 30, 2018	For the six months ended September 30, 2019
	HKD	HKD	US$
Services and deliverables transferred at a point in time	264,600	309,220	39,440
Services and deliverables transferred over time	1,883,396	5,439,902	693,856
Total revenues	2,147,996	5,749,122	733,296

Note 4 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	March 31, 2019	September 30, 2019
	HKD	HKD	US$
Accounts receivable	1,759,401	4,656,468	593,929
Less: Provision for doubtful accounts	(918,902)	(1,212,279)	(154,625)
Accounts receivable, net	840,499	3,444,189	439,304

For the six months ended September 30, 2019 and 2018, the provision for doubtful accounts was HKD293,377 (US$37,420) and HKD440,087, respectively.

The following table sets forth the movement of provision for doubtful accounts:

	March 31, 2019	September 30, 2019
	HKD	HKD	US$
Beginning balance	995,446	918,902	117,205
Addition	-	293,377	37,420
Recovery	(76,544)	-	-
Ending balance	918,902	1,212,279	154,625

Note 5 — Deposits and other receivables, net

Deposits and other receivables, net included the following:

’	March 31, 2019	September 30, 2019
	HKD	HKD	US$
Utilities deposits	4,551	4,551	580
Reimbursement receivables	12,000	12,000	1,531
Total	16,551	16,551	2,111

Deposits to utilities companies such as telecommunication and electricity companies are refundable upon the termination of services. Reimbursement receivables represent the amount we paid to the suppliers and vendors.

Note 6 — Property and equipment, net

Property and equipment consisted of the following:

	March 31, 2019	September 30, 2019
	HKD	HKD	US$
Leasehold improvements	154,912	154,912	19,759
Furniture and office equipment	131,757	131,757	16,806
Computer software	2,480,000	2,480,000	316,322
Automobile under finance lease	406,274	406,274	51,820
Subtotal	3,172,943	3,172,943	404,707
Less: accumulated depreciation	(2,743,706)	(2,934,374)	(374,278)
Total	429,237	238,569	30,429

Depreciation expense for the six months ended September 30, 2019 and 2018 amounted to HKD190,668 (US$24,320) and HKD461,608, respectively.

Automobile under finance lease

On December 2, 2015, we entered into a finance lease agreement with a third party to lease an automobile for 54 months for HKD406,274 (US$51,820). The lease required a one-time payment of HKD43,680, monthly lease payments of HKD7,280 from December 2, 2015 through May 2, 2020 and interest rate per annum of 1.5%. The Company placed this vehicle into service in December 2015; accordingly, it has been capitalized. As of September 30, 2019 and March 31, 2019, the accumulated depreciation of the automobile was HKD406,274 (US$51,820) and HKD406,274, respectively.

Note 7 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

’	March 31, 2019	September 30, 2019
	HKD	HKD	US$
Accrued employee compensation	152,100	-	-
Accrued professional fees	-	3,000	383
Customer advance payable to third party vendor or government agencies	204,054	115,688	14,755
Other accrued expenses	-	104,879	13,377
Total	356,154	223,567	28,515

Note 8 — Taxes

British Virgin Islands

ALE Group Holding and ALE (BVI) Limited are incorporated in the British Virgin Islands and conduct all of the Company’s businesses through the Company’s subsidiary in Hong Kong, ALE Corporate Services Limited. Under the current laws of the British Virgin Islands, ALE Group Holding and ALE (BVI) Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by the ALE (BVI) Limited and the Company’s subsidiary in Hong Kong, ALE Corporate Services Limited to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Two-tier Profits Tax Rates

ALECS is incorporated in Hong Kong and is subject to Hong Kong profits tax compliance.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rates on its Profits Tax Return. The election is irrevocable.

ALECS applies the original tax rate of 16.5% for their provision for current income and deferred taxes.

For the tax year of 2018 and 2019, the Financial Secretary of Hong Kong provided concessionary measures by providing tax reduction (“tax credit”) of profits tax up to HKD20,000 per case. For the tax year of 2019 and 2020, the concessionary measure of tax reduction has been proposed but still subject to legislative amendments before it is passed into law.

Net operating loss will be carryforward indefinitely under Hong Kong profits tax regulation. As of September 30, 2019 and March 31, 2019, we do not generate net operating loss carry forwards available to offset future taxable income.

The income tax provision consisted of the following components:

	For the six months ended September 30, 2018	For the six months ended September 30, 2019
	HKD	HKD	US$
Current:
Hong Kong	84,575	545,949	69,636
Total current	84,575	545,949	69,636

Deferred:
Hong Kong	(111,815)	(55,279)	(7,051)
Total deferred	(111,815)	(55,279)	(7,051)
Total provision for income taxes	(27,240)	490,670	62,585

A reconciliation between the Company’s actual provision for income taxes and the provision at the Hong Kong statutory rate is as follows:

	For the six months ended September 30, 2018	For the six months ended September 30, 2019
	HKD	HKD	US$
Income before income tax	429,762	3,287,264	419,289
Hong Kong income tax rate	16.50%	16.50%	16.50%
Income tax expense computed at statutory rate	70,911	542,399	69,183
Reconciling items:
Non-taxable items in Hong Kong	(88,151)	(51,729)	(6,598)
Tax credit	(10,000)	-	-
Total income tax expense	(27,240)	490,670	62,585
Effective tax rate	(6.3)%	14.9%	14.9%

Deferred tax

Significant components of deferred tax assets were as follows:

	March 31, 2019	September 30, 2019
	HKD	HKD	US$
Deferred tax assets:
Provision for doubtful accounts	151,619	200,027	25,513
Total deferred tax assets	151,619	200,027	25,513

Deferred tax liabilities:
Depreciation	(103,597)	(96,726)	(12,337)
Total deferred tax liabilities	(103,597)	(96,726)	(12,337)
Deferred tax assets, net	48,022	103,301	13,176

The Company believes that a valuation allowance is not necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that the Company generated profits historically and as of September 30, 2019.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2019 and March 31, 2019, the Company did not have any unrecognized tax benefits. During the six months ended September 30, 2019, the Company had no unrecognized tax benefits.

Note 9 —Related party transactions and balances

The following is a summary of related parties’ balances as of September 30, 2019 and March 31, 2019:

Mr. Raymond Wai Man Yip (“Mr. Yip”), a director and shareholder of ALE Corporate Services Limited.

Amount due from directors

Name of related parties	Relationship	Nature of transactions	March 31, 2019	September 30, 2019
			HKD	HKD	US$
Mr. Raymond Wai Man Yip	Mr. Yip is a director and shareholder of ALE Corporate Services Limited	The receivable represented payments made on behalf of the director and shareholder by ALE Corporate Services Limited. The loan agreement provides that borrowings are interest free and are payable on demand. The amount was wholly settled in cash subsequently by March 2020.	2,452,841	2,161,196	275,659
			2,452,841	2,161,196	275,659

Note 10 — Commitments and Contingencies

The Company has entered into lease arrangements for its office facility and automobile.

The components of lease expense are as follows:

	For the six months ended
	September 30, 2019
	HKD	US$
Operating lease cost	211,032	26,917
Finance lease cost:
Amortization of the leased asset	-	-
Interest on lease obligations	1,470	187

Total lease cost	212,502	27,104

The ownership of the finance leased asset will be transferred at the end of the lease term in May 2020 under the lease arrangement. Under the legacy lease accounting guidance, the finance leased asset (previously called “capital lease asset) should be amortized on a straight-line basis over its estimated useful life that would assigned if the asset was owned. Management estimated that the useful life of the finance leased asset was 3 years under the Company’s property and equipment policy. The finance leased asset was fully amortized at the end of January 2019 and prior to the adoption of the ASC Topic 842.

Supplemental balance sheet information related to leases is as follows:

	September 30, 2019
	HKD	US$
Operating lease:
Operating lease right-of-use asset	173,683	22,153

Current operating lease obligation	173,683	22,153
Noncurrent operating lease obligation	-	-
Total operating lease obligation	173,683	22,153

Finance lease:
Property and equipment, at cost	406,274	51,820
Accumulated amortization (accumulated depreciation in property and equipment)	(406,274)	(51,820)
Property and equipment, net	-	-

Current obligations of finance lease	57,465	7,330
Finance lease, net of current obligation	-
Total finance lease obligation	57,465	7,330

Weighted average remaining lease term (in years):
Operating lease	0.4
Finance lease	0.7
Weighted average discount rate:
Operating lease	5.0%
Finance lease	1.5%

Supplemental cash flow and other information related to leases is as follows:

	September 30, 2019
	HKD	US$
Cash paid for amounts included in the measurement of lease obligations:
Operating cash flows from operating lease obligation	203,709	25,983
Operating cash flows from finance lease obligation	1,470	188
Financing cash flows from finance lease obligation	42,210	5,384

Right of use assets obtained in exchange for lease obligation:
Operating lease	377,392	48,136

Non-cancellable Operating Lease

The Company’s commitments for minimum lease payment under its operating lease as of September 30, 2019 are as follows:

	Amount (HKD)	Amount (US$)
Six months ending March 31, 2020	175,860	22,431
Total future lease payments	175,860	22,431
Amount representing interest	(2,177)	(278)
Present value of future payments	173,683	22,153
Less: current portion	173,683	22,153
Long term portion	-	-

Total operating lease expense for office facility for six months ended September 30, 2019, and 2018 was HKD 211,032 (US$26,917) and HKD 211,032, respectively.

Finance Lease Obligation

As of September 30, 2019 and March 31, 2019, finance lease obligation was HKD57,465 (US$7,330) and HKD99,675, respectively. The finance lease obligation bears interest rate at 1.5% per annum.

The following is a schedule of future lease payments as of September 30, 2019:

	Amount (HKD)	Amount (US$)
Six months ending March 31, 2020	43,680	5,571
Year ending March 31, 2021	14,560	1,857
Total future lease payments	58,240	7,528
Amount representing interest	775	99
Present value of future payments	57,465	7,329
Less: current portion	57,465	7,329
Long term portion	-	-

Contingencies

In the ordinary course of business, the Company may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of September 30, 2019, the Company had no outstanding lawsuits nor claims.

Note 11 — Equity

Ordinary shares

On March 11, 2020, 10,000 ordinary shares of the Company were issued to the participating shareholders in connection with the restructuring of the Company.

Dividends

The Company declared and paid HKD1,700,000 (approximately US$216,566) to its shareholder on May 17, 2019 and July 9, 2019, respectively. The dividend per share was HKD0.17 (US$0.022).

Note 12 — Subsequent events

Amount due from director of HKD2,161,196 (US$275,659) was wholly settled in cash on March 13, 2020.

In late 2019, an outbreak of respiratory illness caused by the novel coronavirus, commonly referred as “COVID-19” emerged and has spread globally. The COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the COVID-19 outbreak as a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern the organization had declared on January 30, 2020.

Our clients as well as revenues generation are mainly from China (including Hong Kong). The epidemic has resulted in lockdown of cities, travel restrictions, and the temporary closure of stores and facilities in China during the past few months. The negative impacts of the COVID-19 outbreak on our business include:

●	The uncertain economic conditions may refrain clients from engaging our corporate services (including accounting and consulting services or even company secretarial services).

●	Quarantines impeded our ability to contact existing and new clients. Travel restrictions limited other parties’ ability to visit and meet us in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new clients.

●	The operations of our clients have been and could continue to be negatively impacted by the epidemic, which may in turn adversely impact their business performance, and result in a decreased demand for our all line of services.

The above adverse impacts might be mitigated as quarantines across China have been largely lifted as of late March and the Chinese government has rolled out an array of favorable fiscal measures. While we do not expect that the COVID-19 will have a material adverse effect on our business or financial results at this time, we cannot reasonably estimate the impact that the COVID-19 will have due to various uncertainties, including the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and effectiveness of the actions that may be taken by governmental authorities.  We will continue to monitor the situation closely and it is possible that we will implement further measures.

The Company evaluated all events and transactions that occurred after September 30, 2019 up through the date the Company issued the financial statements. Other than the events disclosed above, there were no other subsequent events occurred that would require recognition or disclosure in the Company’s financial statements.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our post-offering memorandum and articles of association, which will become effective immediately upon completion of this offering, will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

We have also entered into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement in connection with this offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

On January 22, 2019, we issued 10,000 founder shares to Yip Wai Man Raymond pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on May 6, 2020.

ALE Group Holding Limited

By:	/s/ Poon Tak Ching Anthony
Poon Tak Ching Anthony
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Poon Tak Ching Anthony	Chief Executive Officer, Chairman of the Board
Name: Poon Tak Ching Anthony	(Principal Executive Officer)

/s/ Yip Wai Man Raymond	Chief Financial Officer, Director
Name: Yip Wai Man Raymond	(Principal Accounting and Financial Officer)

/s/ Lee Sze Wai	Director
Name: Lee Sze Wai

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on May 6, 2020.

Hunter Taubman Fischer & Li LLC

By:	/s/ Joan Wu
Name: Joan Wu
Title: Partner and Member

EXHIBIT INDEX

Exhibit No.	Description
3.1	Memorandum and Articles of Association dated January 22, 2020***
4.1	Specimen Certificate for Ordinary Shares**
5.1	Form of Opinion of BVI counsel regarding the validity of the Ordinary Shares being registered**
8.1	Form of Opinion of Hong Kong counsel**
10.1	Form of Consulting Agreement***
10.2	Share Exchange Agreement dated March 11, 2020 between ALE Group Holding Limited and ALE (BVI) Limited***
10.3	Form of Subscription Agreement*
21.1	Subsidiaries***
23.1	Consent of Friedman LLP, Independent Registered Public Accounting Firm**
23.2	Consent of BVI counsel (included in Exhibit 5.1)**
23.3	Consent of Hunter Taubman Fischer & Li LLC**
23.4	Consent of Hong Kong counsel (included in Exhibit 8.1)**
99.1	Code of Business Conduct and Ethics of the Registrant**
99.2	Consent of Poon Tak Ching Anthony*
99.3	Consent of Lee Sze Wai*

*	Filed herewith
**	To be filed by Amendment
***	Previously filed